   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 26, 1999

                                                     REGISTRATION NO. 333-
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                             ---------------------

                                   FORM S-2

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                             ---------------------
                                 INTRAV, INC.

            (Exact name of registrant as specified in its charter)
                        ------------------------------

               MISSOURI                                 43-1323155
     (State or other jurisdiction         (I.R.S. Employer Identification Number)
   of incorporation or organization)

                             7711 BONHOMME AVENUE
                        ST. LOUIS, MISSOURI 63105-1961
                                (314) 727-0500
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               WAYNE L. SMITH II
                         EXECUTIVE VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                                 INTRAV, INC.
                             7711 BONHOMME AVENUE
                        ST. LOUIS, MISSOURI 63105-1961
                                (314) 727-0500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                        ------------------------------

                                  Copies to:

         THOMAS A. LITZ, ESQ.                      J. MARK KLAMER, ESQ.
            THOMPSON COBURN                           BRYAN CAVE LLP
         ONE MERCANTILE CENTER                    ONE METROPOLITAN SQUARE
              SUITE 3400                        211 N. BROADWAY, SUITE 3600
       ST. LOUIS, MISSOURI 63101                 ST. LOUIS, MISSOURI 63102
       TELEPHONE: (314) 552-6000                 TELEPHONE: (314) 259-2000
       FACSIMILE: (314) 552-7000                 FACSIMILE: (314) 259-2020

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof pursuant to Rule 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                             PROPOSED MAXIMUM     PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF             AMOUNT TO BE      OFFERING PRICE         AGGREGATE          AMOUNT OF
       SECURITIES TO BE REGISTERED           REGISTERED         PER SHARE          OFFERING PRICE    REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share...  2,875,000<F1>        $19.00<F2>        $54,625,000<F2>      $15,186<F2>
=======================================================================================================================

<F1> Includes an aggregate of 375,000 shares of Common Stock that may be purchased by the underwriters from INTRAV, Inc. and the selling shareholder to cover over-allotments, if any.
<F2> Estimated solely for determining the registration fee pursuant to Rule
     457(c) under the Securities Act of 1933, and based upon the average of the reported high and low prices of the Common Stock as reported by the Nasdaq National Market on February 25, 1999.

                        ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

                SUBJECT TO COMPLETION, DATED FEBRUARY 26, 1999

******************************************************************************
*  THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.    *
*  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED   *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS            *
*  PROSPECTUS IS NOT AN OFFER TO SELL AND IT IS NOT SEEKING AN OFFER TO BUY  *
*  THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT           *
*  PERMITTED.                                                                *
******************************************************************************


                               2,500,000 SHARES

                                 INTRAV [logo]
                        THE DELUXE WORLD TRAVEL COMPANY

                                 COMMON STOCK

                              ------------------

    INTRAV, Inc. is offering 500,000 shares and the selling shareholder is offering 2,000,000 shares. INTRAV's common stock is quoted on the Nasdaq National Market under the symbol "TRAV." On February 25, 1999, the last reported sale price of INTRAV's common stock on the Nasdaq National Market was $18.50 per share.

                           ------------------------

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ---------------------

                             PRICE $      A SHARE

                             ---------------------

                                                                PER SHARE        TOTAL
                                                              -------------    ----------
    Public offering price...................................     $               $
    Underwriting discounts..................................     $               $
    Proceeds, before expenses, to INTRAV....................     $               $
    Proceeds, before expenses, to selling shareholder.......     $               $

    INTRAV and the selling shareholder have granted the underwriters the right to purchase up to an additional 375,000 shares of common stock to cover over-allotments. The underwriters expect to deliver the shares to purchasers on
              , 1999.

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           ------------------------

A.G. EDWARDS & SONS, INC.                            STIFEL, NICOLAUS & COMPANY
                                                             INCORPORATED

                     PROSPECTUS DATED              , 1999

                             ---------------------

    Our principal executive offices are located at 7711 Bonhomme Avenue, St. Louis, Missouri 63105, and our telephone number is (314) 727-0500.

                              PROSPECTUS SUMMARY

    The following summary contains basic information about this offering. It likely does not contain all the information that is important to you in making a decision to purchase the common stock offered in this offering. For a more complete understanding of this offering, we encourage you to read this entire document and other documents to which we refer. Unless the context otherwise indicates, all references in this document to the "Company," "INTRAV," "we," "us," and "our" mean INTRAV, Inc. and INTRAV's wholly-owned subsidiaries.

                                    INTRAV

OUR BUSINESS

    INTRAV designs, markets and operates deluxe, escorted, worldwide travel programs and cruises. We provide a diverse offering of programs primarily to affluent, well-educated, mature individuals in the United States who desire substantive travel experiences. Our small cruise ship programs allow our travelers to visit secluded places of natural beauty and cultural interest aboard our four owned and operated ships and others that we charter. We also offer programs that use privately chartered jet aircraft which allow our travelers to visit locations not as conveniently or comfortably served by commercial airlines. Our 1998 programs included, for example, cruises in Antarctica, New Zealand and Alaska, around-the-world trips by supersonic Concorde, tours of Africa aboard a privately chartered and reconfigured L-1011 jet aircraft, and river cruises in Europe and Russia. We reported total revenues of $126.0 million in 1998 and, from 1996 to 1998, our income before extraordinary item has grown at a compound annual rate of 39.0% from $3.5 million to $6.8 million.

    Founded in 1959, INTRAV has 40 years of experience in designing and operating high quality programs that offer distinctive attributes for the discerning traveler who prefers an intimate and enriching travel experience. In 1998, these programs generally ranged in price from $2,000 to $58,000 per passenger. With our focus on small ships and privately chartered jet programs, we seek to provide an attractive alternative to big-ship cruises (ships that carry 400 or more passengers) and other travel programs offered to the mass travel market in the United States.

    Our typical traveler is affluent and over the age of 55. U.S. census estimates show the segment of the population between ages 55 and 74 is expected to grow from 41.0 million in 1998 to 48.0 million in the year 2005, and to
73.1 million in 2020. According to the Travel Industry Association of America, domestic travel spending increased from $308.0 billion in 1992 to $408.2 billion in 1997. We believe that these demographic and spending trends will create greater numbers of passengers in our target market and allow us to expand our program offerings.

    In December 1996, we acquired Clipper Cruise Line, Inc. which offered cruise programs in the United States, Central America and the Caribbean Islands on its two small cruise ships, the M/V Nantucket Clipper and the M/V Yorktown Clipper. The acquisition of Clipper provided us with additional products and expertise in the small-ship cruise market and expanded our distribution capabilities through Clipper's travel agent network. Since the Clipper acquisition, we have expanded our small-ship programs through the acquisition of two additional small cruise ships, the M/S Clipper Adventurer, which began operations in April 1998, and the M/S Clipper Odyssey, which we will begin operating in November 1999.

OPERATING STRATEGIES

    Our objective is to build shareholder value by providing distinctive, high-quality travel programs and cruises to our travelers. To pursue this objective, we have developed the following operating strategies:

    * Focus on small-ship and private jet travel programs. We seek to provide our travelers with a diverse selection of program offerings, each representing a unique travel experience, by designing and operating high quality and distinctive small-ship and deluxe private jet adventures.

    * Reduction of big-ship cruise offerings. We have reduced and will continue to reduce the number of big-ship cruises we offer in order to focus on more profitable small-ship and private jet programs that provide the type of experiential travel desired by our travelers.

    * Attention to customer satisfaction. Customer satisfaction and first-class service have been and will continue to be critical to our business as we seek to provide our travelers with a quality travel experience. We believe this contributes to positive "word of mouth" advertising and repeat business from our travelers.

    * Emphasis on efficient marketing efforts. We continually seek ways to use our resources, including direct mail capabilities, to efficiently and cost-effectively market our travel programs through affinity groups, travel agents and directly to potential travelers.

GROWTH STRATEGIES

    In order to achieve future growth, we have adopted several strategies that we believe will complement the identified demographic trends in our targeted market segment. These strategies include:

    * Developing and expanding program offerings. In order to attract and accommodate future customers, we intend to expand the scope and number of travel program offerings through our extensive industry experience and relationships and in-house research capabilities.

    * Expanding and maximizing utilization of distribution channels. We intend to develop new travel customers by increasing targeted marketing through an expanding and enhanced travel agent network, selected affinity group relationships, our past traveler base and a recent initiative in the corporate incentive market.

    * Enhancing our brand name recognition. We plan to create and pursue marketing initiatives to enhance our brand name recognition and create franchise value for the INTRAV brand of travel programs.

    * Pursuing acquisitions of additional ships and travel businesses. We continually evaluate opportunities to acquire additional small cruise ships and travel service businesses that we believe can contribute to our growth through customer, distribution channel and product expansion.

                                 THE OFFERING

    The following information is based on 5,114,200 shares outstanding at February 10, 1999 and excludes 375,000 shares of common stock issuable upon exercise of the over-allotment option. The over-allotment option is described in "Underwriting." This information also excludes 750,000 shares reserved for issuance under our stock option plan. Under the plan, options to purchase 522,000 shares were outstanding as of February 1, 1999. The weighted average exercise price of these options was $11.17 per share.

Common Stock offered by INTRAV..........................  500,000 shares
Common Stock offered by the Revocable Trust of
  Barney A. Ebsworth....................................  2,000,000 shares
Common Stock to be outstanding after the offering.......  5,614,200 shares
Common Stock to be held by the Revocable Trust of
  Barney A. Ebsworth after the offering.................  1,825,000 shares
Use of proceeds.........................................  We estimate that we will receive net proceeds of $8.4 million from the offering. We intend to
                                                          use our net proceeds to repay outstanding
                                                          indebtedness and for general corporate purposes
                                                          including working capital. We will not receive
                                                          any of the proceeds from the sale of common
                                                          stock by the selling shareholder.
Dividend policy.........................................  We intend to continue to pay regular quarterly cash dividends at an annual rate of
                                                          approximately $0.50 per share, subject to our
                                                          financial condition and action by our board of
                                                          directors.
Nasdaq National Market symbol...........................  TRAV

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table sets forth our summary consolidated financial data. Certain of the data presented here is derived from our consolidated financial statements. The acquisition of Clipper Cruise Line in 1996 was accounted for in a manner similar to the pooling-of-interests method and, accordingly, we have restated all financial data for 1995 and 1994 to include the accounts and results of operations of Clipper Cruise Line for all periods prior to the acquisition. The consolidated financial data as of December 31, 1998 and for the three years in the period then ended has been derived from our audited consolidated financial statements included elsewhere in this Prospectus. You should read those financial statements and related notes thereto and the selected consolidated financial information for a further explanation of the financial data summarized here. You also should read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section which describes a number of factors which have affected our financial results. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

                                                                          YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------
                                                       1994          1995          1996          1997          1998
                                                    -----------   -----------   -----------   -----------   -----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues..........................................   $108,876      $114,845      $126,081      $122,523      $125,997
Cost of operations................................     83,934        91,035       101,651        99,007        98,156
                                                     --------      --------      --------      --------      --------
    Gross profit..................................     24,942        23,810        24,430        23,516        27,841
Selling, general and administrative...............     15,587        15,135        16,924        15,353        15,587
Depreciation and amortization.....................      1,853         1,787         1,849         1,336         1,992
                                                     --------      --------      --------      --------      --------
    Operating income..............................      7,502         6,888         5,657         6,827        10,262
Investment income.................................      1,265         1,883         1,643           978         1,060
Interest expense..................................     (2,058)       (2,370)       (1,904)          (85)         (721)
                                                     --------      --------      --------      --------      --------
    Income before income taxes and extraordinary
      item........................................      6,709         6,401         5,396         7,720        10,601
Provision for income taxes........................      2,330         2,254         1,887         2,780         3,817
                                                     --------      --------      --------      --------      --------
    Income before extraordinary item..............      4,379         4,147         3,509         4,940         6,784
Extraordinary item................................          -             -          (344)            -             -
                                                     --------      --------      --------      --------      --------
    Net income....................................   $  4,379      $  4,147      $  3,165      $  4,940      $  6,784
                                                     ========      ========      ========      ========      ========
Basic net income per share........................   $   0.88      $   0.80      $   0.61<F1>  $   0.97      $   1.32
Weighted average shares used in basic net income
  per share calculation...........................      5,000         5,200         5,195         5,100         5,135
Diluted net income per share......................   $   0.88      $   0.80      $   0.61<F1>  $   0.96      $   1.29
Weighted average shares used in diluted net income
  per share calculation...........................      5,000         5,200         5,195         5,127         5,252
Dividends per common share........................   $   0.90      $   0.25      $   0.60      $   0.50      $   0.50

PERFORMANCE RATIOS:
Gross profit margin on revenues...................      22.9%         20.7%         19.4%         19.2%         22.1%
Operating income margin on revenues...............       6.9%          6.0%          4.5%          5.6%          8.1%
Net income margin on revenues.....................       4.0%          3.6%          2.5%          4.0%          5.4%

                                                                    DECEMBER 31, 1998
                                                              ----------------------------
                                                               ACTUAL      AS ADJUSTED<F2>
                                                              ---------    ---------------
                                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, restricted cash and restricted
marketable securities.......................................   $15,452         $15,452
Total assets................................................    86,558          86,558
Total long-term debt........................................    20,800          12,432
Shareholders' equity........................................    10,602          18,970

--------
<F1> Includes extraordinary item. Basic and diluted net income per share before extraordinary item was $0.68 in 1996.
<F2> As adjusted to give effect to the sale of the common stock offered hereby by INTRAV after deducting underwriters' discounts and estimated offering expenses and the application of proceeds therefrom (excluding the over-allotment option), as if it had been consummated on December 31, 1998. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

    You should carefully consider the following risks, together with the other information contained and incorporated by reference in this Prospectus before deciding to invest in shares of our common stock. The following risks relate principally to our business and the industry in which we operate. The risks and uncertainties classified below are not the only ones we face.

    Certain statements in this section and elsewhere in this Prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, including, but not limited to, demand for our travel programs and unforeseen natural or political events, that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

UNANTICIPATED CATASTROPHIC EVENTS COULD REDUCE THE DEMAND FOR TRAVEL PROGRAMS

    Because a large portion of our travel programs are conducted outside the United States, we are subject to risks inherent in doing business internationally. These risks include:

    * war;

    * international terrorism;

    * civil disturbances;

    * political instability;

    * governmental activities; and

    * deprivation of contract rights.

Periods of widespread international unrest may reduce demand for our travel programs and could have a material adverse effect on our results of operations. Examples of such events which have adversely affected our operations include terrorist activities in Egypt in 1993, the Gulf War in 1991 and the Chernobyl disaster in 1986. Demand for our travel programs also may be adversely affected by natural occurrences such as hurricanes, earthquakes, epidemics and flooding in geographic regions in which we conduct our travel programs.

CHANGES IN PROGRAM COSTS AND FLUCTUATION OF CURRENCY EXCHANGE RATES COULD
  ADVERSELY AFFECT OUR PROFITABILITY

    Our program costs may increase between the time we set our program prices and when we pay various suppliers. Also, a decline in the value of the U.S. dollar during such period would effectively increase our costs. We typically set our program prices nine to 18 months ahead of time. While we retain the right to adjust our program pricing to recover such increased costs, there can be no assurance that we will be able to recover the increased costs. While we also at times purchase forward contracts to hedge against declines in the value of the U.S. dollar, our efforts may not be successful. For a more complete discussion of the risks of currency fluctuation, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Foreign Currency Hedging Program."

WE ARE DEPENDENT ON TRAVEL SUPPLIERS

    We currently rely on travel suppliers for access to certain distinctive products and services that are not readily replaceable. If any of those travel suppliers were to stop working with us, we would lose some of our ability to distinguish our programs from our competitors' programs. Any decline in the quality of travel products and services provided by our suppliers, or a perception by travelers of such a decline, could adversely affect our reputation. Our reputation in providing top quality travel programs is important to our ability to market our products, and if our reputation is harmed we may not be able to market our travel programs effectively.

COMPETITION WITHIN THE TRAVEL INDUSTRY

    The travel industry is highly competitive. We recognize four major direct competitors that compete with us in the affinity group travel market segment and nine principal competitors that compete with us in the small-ship cruise market. We also compete against a wide range of vacation alternatives, including cruises, destination resorts and other travel programs. Certain companies engaged in the travel business have greater financial, marketing and sales resources than us. Our present competitors or companies that choose to enter the marketplace in the future may exert significant competitive pressures on us, and cause us to lower prices which could lead to decreased profitability.

WE ARE HIGHLY DEPENDENT UPON CERTAIN KEY PERSONNEL WITH KNOWLEDGE OF AND
  EXPERIENCE IN THE TRAVEL INDUSTRY

    Developing successful travel programs requires personnel with knowledge of and experience in the travel industry. Our success is dependent, in part, on the efforts of certain of our key personnel, including Paul H. Duynhouwer, our President and Chief Executive Officer, who has over 39 years of experience in the travel industry. Although we have entered into employment agreements with certain key employees, including Mr. Duynhouwer, events beyond our control could result in our loss of their services. Replacing them with qualified persons with equivalent experience and in-depth knowledge of the travel industry may be difficult. Without such key personnel, we may not be able to create attractive travel programs. We do not maintain key man insurance on any of our employees.

WE ARE AT RISK OF BEING SUED BY TRAVELERS

    Due to the nature of our business, we may be subject to liability claims arising out of accidents or disasters involving aircraft or ships on which our travelers are traveling, including claims for serious personal injury or death. We believe that we have adequate liability insurance for risks arising in the normal course of our business. Although we have never experienced a liability claim for which we did not have adequate insurance coverage, there can be no assurance that our insurance coverage will be sufficient to cover one or more large claims or that the applicable insurer will be solvent at the time of any covered loss. Further, we may not be able to obtain insurance coverage at acceptable levels and cost in the future. Successful assertion against us of one or a series of large uninsured claims, or of one or a series of claims exceeding any insurance coverage, could have a material adverse effect on our results of operations or financial condition.

LOSS OF REVENUE WHILE CRUISE SHIPS ARE OUT OF SERVICE

    From time to time our cruise ships may need to be taken out of service for an extended period of time. The revenues lost during the time in which a ship owned by us is out of service or the additional cost of providing a replacement ship could have a material adverse effect on our results of operations or financial condition. While we believe we have adequate insurance to cover repairs to any of our cruise ships and we carry business interruption insurance coverage, there can be no assurance that the coverage will be adequate or available at reasonable rates in the future. In the event of a total loss of one or more of our ships, our insurance would be insufficient to replace the ship or to fully cover the impact of lost business.

OUR OPERATIONS ARE SUBJECT TO REGULATION OF PASSENGER VESSELS AND CHARTERS

    Our operations are affected by laws and regulations of the United States and certain foreign countries relating to the operation of passenger vessels and public charters, including regulations issued by the U.S. Coast Guard, Department of Transportation and Centers for Disease Control and Prevention. We believe we are in material compliance with these laws and regulations and do not believe that future compliance will have a material adverse impact on our financial condition or results of operations. However, the penalties for failing to comply with these laws and regulations could have a material adverse effect on us, including, but not limited to, requiring that we delay or cancel certain cruise departures or having our cruise ships impounded or seized. See "Business--Government Regulation."

WE MAY BE ADVERSELY AFFECTED IF OUR YEAR 2000 REMEDIATION EFFORTS ARE NOT
  SUCCESSFUL

    We may be adversely affected if our Year 2000 remediation efforts are not successful. We rely on computer systems, related software applications and other control devices in operating and monitoring many aspects of our business, including, but not limited to, our financial systems (such as general ledger and accounts payable), billing and reservation systems, internal networks and telecommunications equipment. We also rely directly and indirectly on the internal and external systems of various independent business enterprises, such as our suppliers, third party contractors and financial organizations, for their accurate exchange with us of date related information and for their continued operations. We have initiated a Year 2000 compliance program to ensure that our computer systems and applications will function properly beyond 1999. We believe that we have allocated adequate resources for this purpose and expect our Year 2000 compliance program to be successfully completed on a timely basis. However, there is a possibility that the integration of the program will not be successful.

    We cannot be certain that we or third parties supporting our systems, have resolved or will resolve all Year 2000 issues in a timely manner. Failure by us or any such third party to successfully address the relevant Year 2000 issues could result in disruptions of our business and the incurrence of significant expenses by us. Additionally, we could be affected by any disruption to third parties with which we do business if they have not successfully addressed their Year 2000 issues.

OUR REVENUES MAY SUFFER IF GENERAL ECONOMIC CONDITIONS WORSEN

    Our revenues and earnings may be affected by economic events that impact domestic and international travel. Certain economic factors, such as a rise in fuel prices or other travel costs, excessive inflation and currency fluctuations, could result in a temporary or longer-term overall decline in demand for our travel programs. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations. In addition, demand for our travel programs may be significantly affected by the general level of economic activity and employment in the United States. Therefore, any significant economic downturn or recession in the United States could have a material adverse effect on our business, financial condition and results of operations.

EFFECTIVE CONTROL BY MR. EBSWORTH

    After this offering, Barney A. Ebsworth, our founder and principal shareholder, will continue to have effective voting control, including with respect to the election of our directors. He will be able to prevent an affirmative vote which would be necessary for a merger, sale of assets or similar transaction involving us, irrespective of whether other shareholders believe such a transaction to be in their best interests. After this offering, Mr. Ebsworth will beneficially own approximately 32.5% of the outstanding shares of common stock. Our articles of incorporation and by-laws do not provide for cumulative voting in the election of directors.

                                USE OF PROCEEDS

    We estimate that our net proceeds from the offering will be $8.4 million (or $9.7 million if the underwriters exercise the over-allotment option in full). We intend to use our net proceeds from the offering to repay outstanding indebtedness under the terms of our credit facility with NationsBank, N.A., including borrowings incurred in connection with the purchase of the M/S Clipper Odyssey, and for general corporate purposes. We will not receive any proceeds from the sale of common stock by the selling shareholder. We used the amounts borrowed under the credit facility to fund our operations, capital expenditures, dividend payments, the renovation of our M/S Clipper Adventurer cruise ship and the purchase of the M/S Clipper Odyssey. The credit facility provides that we may select among various draw arrangements with varying maturities and interest rates. The credit facility matures November 1, 2003. At February 25, 1999, the outstanding borrowings under the credit facility were $13.0 million with a weighted average interest rate of 6.7%. The portion of the net proceeds from the sale of the common stock which is not used to repay existing obligations will be temporarily invested in bank accounts and short-term investment-grade securities pending its use for the purposes described above.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    Our common stock trades on the Nasdaq National Market under the symbol "TRAV." The following table sets forth the reported high and low sales prices of our common stock on the Nasdaq National Market and the quarterly dividends declared per share for the periods indicated.

                                                                     PRICE RANGE
                                                              --------------------------      DIVIDENDS
                                                                 HIGH            LOW          PER SHARE
                                                              -----------    -----------    -------------
Year Ended December 31, 1997:
     First Quarter..........................................    $ 9.563        $ 7.250         $0.125
     Second Quarter.........................................      9.375          7.000          0.125
     Third Quarter..........................................     12.250          8.625          0.125
     Fourth Quarter.........................................     15.500         11.875          0.125

Year Ended December 31, 1998:
     First Quarter..........................................    $15.500        $12.000         $0.125
     Second Quarter.........................................     22.375         14.500          0.125
     Third Quarter..........................................     23.500         13.500          0.125
     Fourth Quarter.........................................     19.750         14.000          0.125

Year Ending December 31, 1999:
     First Quarter (through February 25, 1999)..............    $22.000        $18.500         $0.125

     On February 25, 1999, the last reported closing sales price for the common stock on the Nasdaq National Market was $18.50 per share. As of February 1, 1999, there were approximately 124 holders of record of INTRAV common stock.

                                DIVIDEND POLICY

    We intend to continue our policy of declaring regular quarterly cash dividends at an annual rate of $0.50 per share. The declaration of dividends will be at the discretion of our board of directors and will depend upon our earnings and financial condition and other factors as the board of directors deems relevant. There is no requirement or assurance that we will pay future dividends. We seek to retain an adequate portion of earnings to support our operations and the growth of our business.

    We have paid cash dividends on shares of our common stock for 15 consecutive quarters. On February 1, 1999, our board of directors declared a regular cash dividend of $0.125 per share to be paid March 15, 1999 to shareholders of record on February 26, 1999.

                                CAPITALIZATION

    The following table sets forth our consolidated capitalization at December 31, 1998, and as adjusted to give effect to the sale by us of 500,000 shares of common stock at an assumed price of $18.50 per share, less underwriting discounts and estimated offering expenses and the application of proceeds therefrom. This table excludes 750,000 shares reserved for issuance under our stock option plan. Under the plan, options to purchase 522,000 shares were outstanding at February 1, 1999. The weighted average exercise price of these options was $11.17 per share. On December 11, 1998, we announced a stock repurchase program pursuant to which we intend, over time as market conditions permit, to buy up to 300,000 shares of our common stock on the open market. Prior to suspending the program in anticipation of this offering, we had repurchased 41,200 shares during 1999.

                                                                   DECEMBER 31, 1998
                                                              ----------------------------
                                                                 ACTUAL       AS ADJUSTED
                                                              ------------    ------------
                                                                     (IN THOUSANDS)
Note payable................................................    $  5,500        $  5,500
                                                                ========        ========
Long-term debt..............................................    $ 20,800        $ 12,432
                                                                --------        --------
Shareholders' equity:
    Preferred Stock, $0.01 par value; 5,000,000 shares
      authorized; no shares outstanding.....................           -               -
    Common Stock, $0.01 par value; 20,000,000 shares
      authorized; 5,325,000 shares issued, and 5,825,000
      shares issued, as adjusted............................          53              58
    Additional paid-in capital..............................      22,694          31,057
    Accumulated deficit.....................................     (10,449)        (10,449)
                                                                --------        --------
        Total...............................................      12,298          20,666
                                                                --------        --------
    Treasury stock-at cost: 169,550 shares..................      (1,696)         (1,696)
                                                                --------        --------
        Total shareholders' equity..........................      10,602          18,970
                                                                --------        --------
            Total capitalization............................    $ 31,402        $ 31,402
                                                                ========        ========

    On December 31, 1996, we acquired all the outstanding common stock of Clipper Cruise Line from Windsor, Inc., a company controlled by Barney A. Ebsworth. Pursuant to the purchase agreement, cash consideration of up to $3.0 million may be paid to the extent the cumulative net cruise revenues exceed $70.0 million during the period January 1, 1997 through December 31, 2000. Based upon our current operations, we expect to reach this $70.0 million threshold in 1999, and thus the $3.0 million payment would become payable on February 28, 2000. When such amount is reasonably likely to become payable, we will record a liability of $3.0 million and a corresponding reduction in retained earnings (or increase in accumulated deficit, if applicable), which will reduce shareholders' equity.

                     SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth our selected consolidated financial data. The data presented here is derived from our consolidated financial statements. The acquisition of Clipper Cruise Line in 1996 was accounted for in a manner similar to the pooling-of-interests method and, accordingly, we have restated all financial data for 1995 and 1994 to include the accounts and results of operations for Clipper Cruise Line for all periods prior to the acquisition. The consolidated financial data as of December 31, 1998 and for the three years in the period then ended has been derived from our audited consolidated financial statements included elsewhere in this Prospectus. You should read those financial statements and related notes thereto and the selected consolidated financial information for a further explanation of the financial data summarized here. You also should read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section which describes a number of factors which have affected our financial results. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

                                                                          YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------
                                                       1994          1995          1996          1997          1998
                                                    -----------   -----------   -----------   -----------   -----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues..........................................   $108,876      $114,845      $126,081      $122,523      $125,997
Cost of operations................................     83,934        91,035       101,651        99,007        98,156
                                                     --------      --------      --------      --------      --------
    Gross profit..................................     24,942        23,810        24,430        23,516        27,841
Selling, general and administrative...............     15,587        15,135        16,924        15,353        15,587
Depreciation and amortization.....................      1,853         1,787         1,849         1,336         1,992
                                                     --------      --------      --------      --------      --------
    Operating income..............................      7,502         6,888         5,657         6,827        10,262
Investment income.................................      1,265         1,883         1,643           978         1,060
Interest expense..................................     (2,058)       (2,370)       (1,904)          (85)         (721)
                                                     --------      --------      --------      --------      --------
    Income before income taxes and extraordinary
      item........................................      6,709         6,401         5,396         7,720        10,601
Provision for income taxes........................      2,330         2,254         1,887         2,780         3,817
                                                     --------      --------      --------      --------      --------
    Income before extraordinary item..............      4,379         4,147         3,509         4,940         6,784
Extraordinary item................................          -             -          (344)            -             -
                                                     --------      --------      --------      --------      --------
    Net income....................................   $  4,379      $  4,147      $  3,165      $  4,940      $  6,784
                                                     ========      ========      ========      ========      ========
Basic net income per share........................   $   0.88      $   0.80      $   0.61<F1>  $   0.97      $   1.32
Weighted average shares used in basic net income
  per share calculation...........................      5,000         5,200         5,195         5,100         5,135
Diluted net income per share......................   $   0.88      $   0.80      $   0.61<F1>  $   0.96      $   1.29
Weighted average shares used in diluted net income
  per share calculation...........................      5,000         5,200         5,195         5,127         5,252
Dividends per common share........................   $   0.90      $   0.25      $   0.60      $   0.50      $   0.50
PERFORMANCE RATIOS:
Gross profit margin on revenues...................      22.9%         20.7%         19.4%         19.2%         22.1%
Operating income margin on revenues...............       6.9%          6.0%          4.5%          5.6%          8.1%
Net income margin on revenues.....................       4.0%          3.6%          2.5%          4.0%          5.4%

                                                                               DECEMBER 31,
                                                    -------------------------------------------------------------------
                                                       1994          1995          1996          1997          1998
                                                    -----------   -----------   -----------   -----------   -----------
                                                                              (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, restricted cash and
  restricted marketable securities................   $ 28,180      $ 31,224      $ 14,114      $ 15,416      $ 15,452
Total assets......................................     62,285        68,966        52,594        56,801        86,558
Total long-term debt..............................     11,019        10,317         3,000         7,450        20,800
Shareholders' equity (deficit)....................       (265)        4,970         3,781         5,517        10,602

--------
<F1> Includes extraordinary item. Basic and diluted net income per share before extraordinary item was $0.68 in 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Our revenues include revenues from the sale of base travel programs, as well as optional products and services, including sightseeing, program extensions, airfare and medical and educational seminars. Cost of operations include the costs of airfare, ship, hotel and other accommodations and services included in the base programs and optional products and services. Also included are the costs of creating and distributing promotional materials for each program and promotional expenses, including commissions paid to travel agents and others.

    We operate in one business segment. Although we primarily manage our operations on a trip by trip basis, for ease of presentation, we have classified the trips based on the primary mode of transportation. The primary modes of transportation consist of small ships, private jet, and other, including big ships.

    Over the past few years, we have made efforts to improve our financial margins. We have done this by reducing costs, primarily by improving the efficiency of our direct mail programs, and by replacing lower margin travel programs, such as big-ship cruises, with higher margin travel programs, such as small-ship cruises and private jet programs.

    Revenues and costs are recognized as services are provided, generally upon completion of a tour; however, revenues and costs for certain significant or long duration tours are recognized on a proportionate basis based on number of days traveled. In 1999 we will be offering three private jet millennium trips which will commence in December 1999 and end in January 2000. The revenues and costs for these trips will be recognized on a proportionate basis.

RESULTS OF OPERATIONS

    The following table summarizes certain consolidated statements of income data expressed as a percentage of revenues for the periods indicated:

                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                1996            1997            1998
                                                              ---------       ---------       ---------
Revenues....................................................    100.0%          100.0%          100.0%
Cost of operations..........................................     80.6            80.8            77.9
                                                              -------         -------         -------
    Gross profit............................................     19.4            19.2            22.1
Selling, general and administrative.........................     13.4            12.5            12.4
Depreciation and amortization...............................      1.5             1.1             1.6
                                                              -------         -------         -------
    Operating income........................................      4.5             5.6             8.1
Investment income...........................................      1.3             0.8             0.9
Interest expense............................................     (1.5)           (0.1)           (0.6)
                                                              -------         -------         -------
    Income before income taxes and extraordinary item.......      4.3             6.3             8.4
Provision for income taxes..................................      1.5             2.3             3.0
                                                              -------         -------         -------
    Income before extraordinary item........................      2.8             4.0             5.4
Extraordinary item..........................................     (0.3)              -               -
                                                              -------         -------         -------
    Net income..............................................      2.5%            4.0%            5.4%
                                                              =======         =======         =======

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    Revenues increased $3.5 million, or 2.8%, from $122.5 million for the year ended December 31, 1997 to $126.0 million in 1998. The increase was primarily due to the increases in revenues from small-ship and private jet travel programs, which were largely offset by decreases in revenue from big-ship cruise programs. The average revenue per traveler increased from $4,879 in 1997 to $5,066 in 1998 for the same reasons.

    Cost of operations decreased $0.9 million, or 0.9%, from $99.0 million for the year ended December 31, 1997 to $98.2 million in 1998. Cost of operations decreased as a percentage of revenues from 80.8% in 1997 to 77.9% in 1998. Promotional expenses declined both in aggregate and as a percentage of revenues due to the Company's focus on more effective promotional expenditures.

    Gross profit increased $4.3 million, or 18.4%, from $23.5 million for the year ended December 31, 1997 to $27.8 million in 1998. Gross profit as a percentage of revenues increased from 19.2% in 1997 to 22.1% in 1998. The increase in gross profit and gross profit margin for the year was attributable to the Company's focus on higher margin travel programs and increasing the number of travelers per promotional dollar expended.

    Selling, general and administrative expenses increased $0.2 million, or 1.5%, from $15.4 million for the year ended December 31, 1997 to $15.6 million in 1998. Selling, general and administrative expenses decreased as a percentage of revenues from 12.5% in 1997 to 12.4% in 1998. This decrease was primarily due to a reduction in compensation expense due to personnel changes made in 1997, as well as the increased use of stock options as part of the incentive compensation program for key employees. These efforts were partially offset by the cost of additional administrative personnel necessary for the commencement of the M/S Clipper Adventurer operations in April 1998.

    Depreciation and amortization increased $0.7 million, or 49.1%, from $1.3 million for the year ended December 31, 1997 to $2.0 million in 1998. Depreciation and amortization increased as a percentage of revenues from 1.1% in 1997 to 1.6% in 1998. This increase was primarily related to depreciation on the M/S Clipper Adventurer which commenced operations in April 1998 and to two months' depreciation on the M/S Clipper Odyssey which was acquired in November 1998.

    Investment income increased $0.1 million, or 8.4%, from $1 million for the year ended December 31, 1997 to $1.1 million for the year ended December 31, 1998. This increase was attributable to the increase in the average monthly balance of investable cash generated from advance deposits relating to the M/S Clipper Adventurer. The average interest rate was 5.9% in 1998 and 5.8% in 1997. The average monthly balance of cash and marketable securities during the period increased from $17.0 million in 1997 to $18.1 million in 1998.

    Interest expense increased $0.6 million, or 748.2%, from $0.1 million for the year ended December 31, 1997 to $0.7 million in 1998. Interest increased as a percentage of revenues from 0.1% in 1997 to 0.6% in 1998. The increase was primarily due to the amounts paid on borrowings under the Company's $30.0 million revolving credit facility. The borrowings were necessary as the Company completed the renovation of the M/S Clipper Aventurer and completed the purchase of the M/S Clipper Odyssey in November 1998.

    The Company's effective income tax rate remained consistent at 36.0% in 1997 and 1998.

    Net income increased $1.8 million, or 37.3%, from $4.9 million for the year ended December 31, 1997 to $6.8 million in 1998. Net income as a percentage of revenues increased from 4.0% in 1997 to 5.4% in 1998. The increase in net income for this period was attributable primarily to the Company's focus on higher margin travel programs while decreasing promotional expenditures per traveler.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    Revenues decreased $3.6 million, or 2.9%, from $126.1 million for the year ended December 31, 1996 to $122.5 million in 1997. The decrease was due to 2,220 fewer travelers, a decrease of 8.1%, from 27,334 travelers in 1996 to 25,114 in 1997. The decrease in travelers was partially offset by an increase in the average revenue per traveler of $266, from $4,613 in 1996 to $4,879 in 1997. The reduction in travelers on the Company's big-ship cruises accounted for most of the decrease in revenue. However, because the big-ship cruises are lower priced trips relative to other travel programs, average revenue per traveler actually increased.

    Cost of operations decreased $2.6 million, or 2.6%, from $101.7 million for the year ended December 31, 1996 to $99.0 million in 1997. The decrease in 1997 was primarily due to the decrease in revenues in 1997 compared to 1996. While the overall cost of operations decreased in 1997, the Company experienced increases in the costs of promoting its programs compared to the prior year. Promotional expenses were $19.8 million in 1997 and $19.1 million in 1996. The increase in promotional expenses in 1997 was primarily attributable to increased postage and commission expenses compared to 1996.

    Gross profit decreased $0.9 million, or 3.7%, from $24.4 million for the year ended December 31, 1996 to $23.5 million in 1997. Gross profit as a percentage of revenues decreased from 19.4% in 1996 to 19.2% in 1997. The decrease in 1997 was due to the decreased revenue and higher promotional expenses as a percent of revenues.

    Selling, general and administrative expenses decreased $1.6 million, or 9.3%, from $16.9 million for the year ended December 31, 1996 to $15.4 million in 1997. Selling, general and administrative expenses decreased as a percentage of revenues from 13.4% in 1996 to 12.5% in 1997. The 1996 amount included approximately $1.0 million paid to a key employee of Clipper Cruise Line pursuant to an existing employment agreement prior to the Company's acquisition of Clipper Cruise Line as well as $.3 million in contractual severance expenses relating to a departed executive. Contractual severance expenses relating to departed executives totaled $0.4 million in 1997.

    Depreciation and amortization decreased $0.5 million, or 27.7%, from $1.8 million for the year ended December 31, 1996 to $1.3 million in 1997. Depreciation and amortization decreased as a percentage of revenues from 1.5% in 1996 to 1.1% in 1997. The reduction in 1997 was attributable to a change in the estimated useful lives of the M/V Nantucket Clipper and M/V Yorktown Clipper. Prior to 1997, both ships were depreciated over a period of 25 years commencing on the dates placed in service, which were in 1984 and 1988, respectively. Supported by updated appraisals obtained at the time of the Clipper Cruise Line acquisition, management determined that the remaining estimated useful life of each ship as of January 1, 1997 was 30 years. The net book value of each ship as of January 1, 1997 is being depreciated on a straight-line basis based on such schedule.

    Investment income decreased $0.7 million, or 40.5%, from $1.6 million for the year ended December 31, 1996 to $1.0 million in 1997. The reduced level of investment income in 1997 was due to decreased levels of investable cash due to the use of approximately $9.9 million to acquire Clipper Cruise Line and $10.9 million to pay off Clipper Cruise Line's ship mortgages. The Company's average monthly balance of cash and marketable securities was $17.0 million in 1997 and $29.3 million in 1996, earning 5.8% and 5.6% rates of return, respectively.

    Interest expense decreased $1.8 million, or 95.5%, from $1.9 million for the year ended December 31, 1996 to $0.1 million in 1997. Interest expense consisted of amounts paid by the Company on the U.S. Government Guaranteed Financing Bonds relating to the cruise ships, other outstanding loan balances and amounts outstanding under the revolving credit facility. The reduced level of interest expense in 1997 was due to the payoff of the U.S. Government Bonds and other outstanding loans.

    The Company's effective income tax rate was 36.0% in 1997 which compares to an effective income tax rate of 35.0% in 1996. The exclusion of nontaxable interest income and effects of state taxes are the primary factors for the effective tax rate to differ from the statutory federal income tax rate.

    Net income increased $1.8 million, or 56.1%, from $3.2 million for the year ended December 31, 1996 to $4.9 million in 1997. Net income as a percentage of revenues increased from 2.5% in 1996 to 4.0% in 1997. The increase in net income was primarily attributable to a reduction in the Company's interest expense, depreciation expense, and selling, general and administrative expense relative to changes in management compensation.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has funded its operations, capital expenditures and dividend payments through cash flows generated from operations and its revolving credit facility. The Company receives advance payments and deposits prior to travel departures, which are recorded as deferred revenue. Advance payments are a significant source of operating cash flow and are used by the Company to prepay certain program and promotional costs, with the balance invested to generate investment income or used to repay debt.

    Deferred revenue, representing payments received from travelers for tour departures that have not been completed, increased $3.0 million, or 11.2%, from $26.8 million at December 31, 1997 to $29.8 million at December 31, 1998. This increase represents primarily the deferred revenue collected for first quarter 1999 cruise departures of the M/S Clipper Adventurer. There were no corresponding first quarter 1998 departures as the M/S Clipper Adventurer commenced service in April 1998. Of the deferred revenue at December 31, 1998, 74.6%, or $22.3 million, relates to tour departures that are scheduled for completion by March 31, 1999.

    The Company's revolving credit facility permits borrowings up to $30.0 million. The credit facility provides that the Company may select among various draw arrangements with varying maturities and interest rates. The maturity on the credit facility is November 1, 2003. Borrowings under this credit facility were $20.8 million as of December 31, 1998. At February 25, 1999, outstanding borrowings under the credit facility were $13.0 as the Company had repaid $7.8 million of its borrowings with cash made available by replacing certain escrow requirements with a surety bond. The borrowings had a weighted average interest rate of 6.7% as of February 25, 1999. In connection with the purchase of the M/S Clipper Odyssey in November, 1998, the Company delivered to the seller a $5.5 million one-year promissory note. This note bears interest at the rate of 4.0% per annum.

    Net cash provided by operations was $1.8 million, $7.6 million and $7.5 million in 1996, 1997 and 1998, respectively, reflecting net income and the changes in current asset and liability accounts for the years indicated, including the change in deferred revenue noted above.

    Net cash used in investing activities increased $15.1 million, from $9.2 million in 1997 to $24.3 million in 1998. The increase in investing activities in 1998 was primarily the result of investment in the M/S Clipper Adventurer and the purchase of the M/S Clipper Odyssey. The capital expenditures on property and equipment of $10.0 million and $25.0 million in 1997 and 1998, respectively, primarily represent continued investment in Company-owned small ships.

    Net cash provided by financing activities increased from $0.8 million in 1997 to $11.7 million in 1998. The increase in cash provided by financing activities was primarily the result of a $13.4 million net increase in revolving line of credit borrowings and $1.4 million of cash proceeds from the issuance of 113,000 shares of common stock from its treasury during the year ended December 31, 1998 in satisfaction of stock options exercised by past Company employees.

    The Company paid dividends of $3.2 million, $2.5 million and $2.6 million during 1996, 1997 and 1998, respectively. During 1997 and 1998, the Company repurchased 96,750 shares and 29,400 shares of common stock, respectively, in the open market for an aggregate of $0.8 million and $0.5 million, respectively. On December 11, 1998, the Company announced a stock repurchase program pursuant to which it intends, over time as market conditions permit, to buy up to 300,000 shares of its common stock on the open market. Prior to suspending the program in anticipation of this offering, the Company had repurchased 41,200 shares during 1999.

    On December 31, 1996, the Company acquired all the outstanding common stock of Clipper Cruise Line from Windsor, Inc., a company controlled by Barney A. Ebsworth, the Company's founder, Chairman of the Board and majority stockholder. Due to the common ownership and control of Mr. Ebsworth over both the Company and Clipper Cruise Line, the acquisition was accounted for in a manner similar to the pooling-of-interests method and, accordingly, all financial data has been restated to include the accounts and results of operations of Clipper Cruise Line for all periods prior to the acquisition. The Stock Purchase Agreement included an initial payment of approximately $9.9 million and the assumption of indebtedness of $5.5 million owed by Clipper Cruise Line to Windsor, with an additional $0.2 million paid on March 14, 1997. Additional cash consideration of up to $3.0 million may be paid to the extent the cumulative net cruise revenues of Clipper Cruise Line exceed $70.0 million for the period January 1, 1997 through December 31, 2000. Based upon the Company's current operations, we expect to reach this $70.0 million threshold in 1999, and thus the $3.0 million payment would become payable on February 28, 2000. When such amount is reasonably likely to become payable, the Company will record a liability of $3.0 million and a corresponding reduction in retained earnings (or increase in accumulated deficit, if applicable), which will reduce shareholders' equity.

    In connection with the acquisition of Clipper Cruise Line, the Company entered into a $10.0 million revolving credit facility agreement. The Company financed the acquisition primarily from its cash on hand, which had the effect of significantly reducing cash and marketable securities at December 31, 1996, and included a $3.0 million draw on its revolving credit facility. In October 1998, the Company amended the credit facility to increase permitted borrowings to $30.0 million and to extend the maturity to November 1, 2003. The increase provided for the additional funding necessary to complete the purchase of the M/S Clipper Odyssey in November 1998, and for other capital expenditures. Cash flow from operations together with draws against the revolving credit facility will provide for up to $2.0 million for renovation of the M/S Clipper Odyssey, for the retirement of the $5.5 million one-year note payable to the seller of the M/S Clipper Odyssey and for other capital expenditures as needed. As of February 25, 1999, the Company had outstanding borrowings of $13.0 million with a weighted average interest rate of 6.7% under its revolving credit facility.

QUARTERLY RESULTS OF OPERATIONS

    The unaudited results of operations by quarter for 1997 and 1998 were as follows:

                                                                 QUARTER ENDED
                              ------------------------------------------------------------------------------------
                                                       1997                                        1998
                              -------------------------------------------------------   --------------------------
                                MARCH 31       JUNE 30       SEPT. 30       DEC. 31      MARCH 31       JUNE 30
                              ------------   -----------   ------------   -----------   -----------   ------------
                                                                 (IN THOUSANDS)
Revenues.....................   $27,174        $23,905       $36,423        $35,021       $26,719       $22,057
Gross profit.................     5,151          5,013         6,617          6,735         5,118         5,442
Operating income.............     1,100          1,024         2,207          2,495         1,392         1,447
Net income...................   $   792        $   801       $ 1,600        $ 1,747       $   985       $   943

                                     QUARTER ENDED
                               --------------------------
                                          1998
                               --------------------------
                                Sept. 30       Dec. 31
                               -----------   ------------
                                     (IN THOUSANDS)
Revenues.....................    $41,269       $35,952
Gross profit.................      8,464         8,817
Operating income.............      3,687         3,735
Net income...................    $ 2,475       $ 2,381

    Our revenues tend to be higher in the third and fourth quarters because we typically offer more small-ship cruises and private jet programs in these quarters. This is a result of client demand for those programs which we believe is driven by climate, crowd conditions and popularity of certain destinations at particular times during the year.

FOREIGN CURRENCY HEDGING PROGRAM

    Many of the Company's travel programs necessitate the purchase of services from suppliers located outside the United States and certain of its payment obligations to suppliers are denominated in foreign currencies. As a result, the Company is exposed to the risk of fluctuating currency values. To protect the U.S. dollar value of its foreign currency transactions, the Company may enter into "forward contracts" which are commitments to buy foreign currencies in the future at a contracted rate. The Company uses forward and option contracts solely to hedge its foreign currency exposure and does not speculate for future profits. Fluctuations in the value of the U.S. dollar in relation to the currency of its suppliers have not had a material adverse effect on the Company's results of operations.

INFLATION

    Inflation affects the costs incurred by the Company in its purchases of program components from its suppliers and in certain portions of its selling, general and administrative expenses. The Company has offset the effects of inflation through price increases and by controlling its expenses. The Company's ability to increase prices is limited by competitive factors as well as the need to maintain acceptable pricing for the markets in which it sells its programs. In management's opinion, inflation has not had a significant impact on the Company's operations during the three years ended December 31, 1998.

YEAR 2000 COMPATIBILITY

    The Company relies on computer systems, related software applications and other control devices in operating and monitoring certain aspects of its business, including but not limited to, its financial systems (such as general ledger and accounts payable modules), billing and reservation systems, internal networks, telecommunications equipment and ship-board navigational systems and equipment. The Company also relies, directly and indirectly, on the internal and external systems of various independent business enterprises, such as its suppliers, third-party contractors, customers and financial organizations for their accurate exchange with the Company and use in general operations of date related information.

    The Company has initiated a Year 2000 compliance program. As part of its compliance program, the Company has developed a plan to: (i) identify all "business-critical" software that requires modification for the Year 2000 and complete an estimate of the time and other resources required to complete software modifications; (ii) receive written or oral confirmation from its "business-critical" vendors that the services or equipment supplied by such vendors is or will be Year 2000 compliant; (iii) institute a formal communication process to keep senior management and the Board of Directors of the Company apprised of significant Year 2000 issues; and (iv) develop a schedule for completing necessary Year 2000 modifications in a timely manner. The Company is underway with the inventory and assessment phases of its Year 2000 plan for "business-critical" infrastructure and application software.

    The Company's plan has been implemented through various phases, depending upon the functional area and the internal or external nature of the system involved. For internal systems, the Company has progressed furthest and is generally in the system conversion and testing phase, notably for its internally-developed passenger billing and reservation system. This application should be ready for user testing by mid-1999. A substantial portion of the other office-based software and hardware are believed to be Year 2000-compliant based upon vendor representations, with systems testing yet to be completed. The Company has also substantially completed the inventory, assessment and detailed analysis phases of its Year 2000 plan for ship-based "business-critical" navigational and operational equipment and systems. These "business-critical" systems for the Company's four ships should be Year 2000 compliant by June 30, 1999.

    The Company believes that the final phases of its Year 2000 Plan will be completed in advance of December 31, 1999. The Company has not incurred and, based upon the information available to the Company at this time, does not expect to incur significant future expenditures to address the Year 2000 issue. Year 2000 expenses to the Company, consisting primarily of personnel time, the accelerated replacement of systems and software and outside consultation have totaled less than $0.2 million for the three years ended December 31, 1998. Projected costs to the Company for the completion of its Year 2000 program are expected to be less than $0.6 million. The Company does not believe that its Year 2000 program has resulted in or will result in the postponement of its other significant information technology projects.

    As part of its Year 2000 program, the Company plans to complete a contingency plan in 1999 which addresses the most reasonably likely "business-critical" worst case scenarios. However, the Company cannot be certain that third parties supporting the Company's systems or providing goods and services to the Company have resolved or will resolve all Year 2000 issues in a timely manner. There can be no assurance that third parties will achieve timely Year 2000 compliance. Failure by the Company or any such third party to successfully address the relevant Year 2000 issues could result in disruptions of the Company's business and the incurrence of significant expenses by the Company. Additionally, the Company could be adversely affected by any disruption to third parties with which the Company does business if suppliers of goods and services to those third parties have not successfully addressed their Year 2000 issues.

RECENT ACCOUNTING PRONOUNCEMENTS

    During 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income and Statement of Financial Accounting Standards No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information.

    SFAS 130 established standards for reporting and display of comprehensive income in a full set of financial statements. In addition to displaying an amount for net income (loss), the Company is now required to display other comprehensive income (loss), which includes other changes in equity (deficit). SFAS 130 had no effect on the Company's financial statements for the years ended December 31, 1996, 1997 and 1998.

    SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and also established standards for related disclosures about products and services, geographic areas, and major customers. Management has considered the requirements of SFAS 131 and, as reflected in note 12 to the Company's consolidated financial statements, believes the Company operates in one business segment.

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is required to adopt this statement effective January
1, 2000. SFAS 133 will require the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair value will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other stockholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be recognized in earnings immediately. The Company is currently evaluating when it will adopt this standard and the impact of the standard on the Company. The impact of SFAS No. 133 will depend on a variety of factors, including the future level of hedging activity, the types of hedging instruments used and the effectiveness of such instruments.

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
                                   BUSINESS

    INTRAV designs, markets and operates deluxe, escorted, worldwide travel programs and cruises. We provide a diverse offering of programs primarily to affluent, well-educated, mature individuals in the United States who desire substantive travel experiences. Our small cruise ship programs allow our travelers to visit secluded places of natural beauty and cultural interest aboard our four owned and operated ships and others that we charter. We also offer programs that use privately chartered jet aircraft which allow our travelers to visit locations not as conveniently or comfortably served by commercial airlines. Our 1998 programs included, for example, cruises in Antarctica, New Zealand and Alaska, around-the-world trips by supersonic Concorde, tours of Africa aboard a privately chartered and reconfigured L-1011 jet aircraft, and river cruises in Europe and Russia. We reported total revenues of $126.0 million in 1998 and, from 1996 to 1998, our income before extraordinary item has grown at a compound annual rate of 39.0% from $3.5 million to $6.8 million.

    Founded in 1959, INTRAV has 40 years of experience in designing and operating high quality programs that offer distinctive attributes for the discerning traveler who prefers an intimate and enriching travel experience. In 1998, these programs generally ranged in price from $2,000 to $58,000 per passenger. With our focus on small ships and privately chartered jet programs, we seek to provide an attractive alternative to big-ship cruises (ships that carry 400 or more passengers) and other travel programs offered to the mass travel market in the United States.

    Our typical traveler is affluent and over the age of 55. U.S. census estimates show the segment of the population between ages 55 and 74 is expected to grow from 41.0 million in 1998 to 48.0 million in the year 2005, and to 73.1 million in 2020. According to the Travel Industry Association of America, domestic travel spending increased from $308.0 billion in 1992 to $408.2 billion in 1997. We believe that these demographic and spending trends will create greater numbers of passengers in our target market and allow us to expand our program offerings.

    In December 1996, we acquired Clipper Cruise Line, Inc. which offered cruise programs in the United States, Central America and the Caribbean Islands on its two small cruise ships, the M/V Nantucket Clipper and the M/V Yorktown Clipper. The acquisition of Clipper provided us with additional products and expertise in the small-ship cruise market and expanded our distribution capabilities through Clipper's travel agent network. Since the Clipper acquisition, we have expanded our small-ship programs through the acquisition of two additional small cruise ships, the M/S Clipper Adventurer, which began operations in April 1998, and the M/S Clipper Odyssey, which we will begin operating in November 1999.

OPERATING STRATEGIES

    Our objective is to build shareholder value by providing distinctive high-quality travel programs and cruises to our travelers. To pursue this objective, we have developed the following operating strategies:

    * Focus on small-ship and private jet programs. By designing and operating high quality and distinctive small-ship and private jet programs, we offer travel experiences not readily available from other providers. Through this focus, we seek to provide our targeted travelers with a diverse selection of program offerings, each representing a unique travel experience. We believe that some travelers are attracted to the prestige of our travel programs--for example, Around the World by Supersonic Concorde--while others are most interested in the content of our programs--for example, a small-ship cruise to Antarctica accompanied by expert lecturers and guides.

    * Reduction of big-ship cruise offerings. We have reduced and will continue to reduce the number of big-ship cruises we offer. In recent years, large cruise ships have continued to grow in size and passenger capacity. The cruises on these ships have increasingly focused on entertainment and on-board activities, often including casinos and nightclubs, rather than the type of experiential travel opportunities generally desired by our travelers. As a result, we have reduced the number of big-ship cruises we offer in order to focus on distinctive travel programs, such as small-ship cruises and private jet adventures. In addition, our big-ship cruise business has become less profitable as the industry has become more crowded, increasingly relied upon discounting to attract passengers and focused on incremental opportunities to capture travel revenues through on-board activities.

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    * Attention to customer satisfaction. Customer satisfaction and first-class service have been and will continue to be critical to our business. In order to maintain high customer satisfaction, our programs include precisely executed itineraries that are unique and culturally enriching, first-class transportation and accommodations and highly trained travel and cruise directors, expedition leaders and local hosts. Our customer satisfaction focus begins in the detailed program development stage and continues through to the conclusion of each program. We believe this focus not only enhances our travelers' experience, but serves as a marketing opportunity through positive "word of mouth" endorsements by our travelers. As a result of our efforts, more than one-third of our travelers in 1998 were repeat customers.

    * Emphasis on efficient marketing efforts. We market our travel programs through affinity groups, travel agents and directly to potential travelers. This diversity of distribution channels allows us to manage our promotional efforts to optimize the number of travelers per marketing dollar expended. Our marketing efforts are focused on direct-mail campaigns that effectively utilize internal resources including brochure development, mailing list management and targeted distribution. We access the member lists of our affinity groups and travel agents to identify and target individuals and groups of individuals that meet the demographic makeup of our typical customer. In addition, we use our demographic resources and market knowledge to develop and access narrowly focused mailing lists, resulting in better response rates from our direct marketing efforts.

GROWTH STRATEGIES

    In order to achieve future growth, we have adopted several strategies that we believe will complement the identified demographic trends in our targeted market segment. These strategies include:

    * Developing and expanding program offerings. In order to attract and accomodate future customers, we intend to expand the scope and number of our travel program offerings. By continually evaluating emerging trends through various means, including travel industry relationships and in-house research and customer travel questionnaires, we are able to develop and provide a diverse array of programs for our customers. We continually strive to identify opportunities that are created by infrastructure development in specific geographic areas that were previously unavailable to our travel customers. For example, the Main-Rhine-Danube Canal in Europe opened in 1993 and allowed us to develop a range of new itineraries.

    * Expanding and maximizing utilization of distribution channels. We intend to develop new travel customers by increasing targeted marketing of our programs through an expanded and enhanced travel agent network, selected affinity group relationships and to our past traveler base. By carefully cultivating and expanding upon our established travel agent relationships, we plan to distribute additional travel programs through such channels. We will also continue to introduce Clipper brand small-ship cruises to affinity groups to which Clipper had not historically marketed. In many cases, the Clipper product offerings replace lower-yielding, lower-profit big-ship cruises with higher-yielding, higher-profit small-ship cruises.

      We recently began to market small-ship cruises and private jet programs to companies offering travel to their employees and others as incentives. We believe that the smaller size of our private jet programs and small-ship cruises are conducive to incentive travel because a client can fill an entire program or cruise, allowing easy customization and coordination of deluxe programs. In addition, our emphasis on and reputation for providing quality programs and service is attractive to companies that wish to provide a first-class incentive program.

    * Enhancing our brand name recognition. We plan to create and pursue marketing initiatives to enhance our brand name recognition throughout our distribution channels. Traditionally, the INTRAV name was not aggressively advertised to the traveler as marketing was primarily conducted under affinity group names. As our distribution capabilities have expanded we have begun marketing the INTRAV brand name through targeted television advertisements to selected geographic markets and through public relations efforts in the consumer and trade press. We believe that our efforts to

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      create greater public awareness of our brand will contribute positively to our overall marketing efforts and generate franchise value for the INTRAV brand of travel programs.

    * Pursuing acquisitions of additional ships and travel businesses. We continually evaluate opportunities to acquire additional small cruise ships that we believe can support future growth. We may acquire one or more additional small cruise ships in order to provide greater geographic coverage and additional programs for our customers. Owning our ships facilitates quality assurances of the travel experience on a constant basis while providing programming and strategic flexibility.

      We also continue to identify and explore acquisitions of other travel service businesses that offer a strategic fit. Future acquisition candidates may be considered to the extent that they increase the inventory of desired travel programs, expand the potential traveler base or distribution channels, and allow us to leverage overhead expenses. At this time, we are not in negotiations to acquire any additional ships or businesses.

PROGRAM DEVELOPMENT AND MANAGEMENT

    In designing our programs, we coordinate the following activities: choosing distinctive and attractive destinations; planning the day-to-day itinerary; and determining which travel components will be included in a certain travel program. We continually evaluate political climates and consumer demand trends in the travel industry through comprehensive research including direct observations, trade journals, travel brochures and publications, attending trade shows, evaluating the results of our traveler questionnaires, consulting with domestic and overseas suppliers and through relationships with sponsoring associations. We utilize those resources along with our employees' extensive travel experiences to select destinations that will be attractive to our customers.

    As destinations are selected, our program planning staff works closely with experts to develop the itinerary for a specific destination. We oversee all aspects of program operations, including hotels, ships, trains, aircraft (for private charter programs) and other services. Based on industry standards, location, value, availability and past customer ratings, we negotiate with suppliers, including commercial airlines and other commercial carriers, and then select hotels, ships, trains, aircraft and other components of our travel programs. Once a travel program has been developed, our program planning staff systematically visits each proposed destination to ensure that all accommodations and services meet our quality and design standards for each travel program. We believe that our ability to make "bulk" purchases and commitments, as well as our established industry position, results in favorable supplier relationships leading to benefits in costs, quality and flexibility which ultimately benefit our travelers.

    One of our travel directors accompanies each tour in order to provide incremental customer service and to ensure that the highest possible level of service is maintained. In addition, on many programs we provide educational and cultural enrichment lectures to provide a traveler with insight on the places he or she visits. For many destinations, we hire local hosts and the best available professional guides to better connect the traveler to the destination. In certain geographic areas, we employ destination managers to provide value-added assistance based on the demands or opportunities presented by the location of the program.

    At the conclusion of each travel program, we generally distribute a questionnaire to each of our travelers to solicit their input on the quality of the program. We then review each completed questionnaire looking for specific suggestions or areas of concern and consider such input for the purpose of modifying existing programs and designing our future programs. Results of questionnaire responses show that a majority of our travelers rate their overall travel experience as "excellent," the highest rating possible.

PRODUCTS AND SERVICES

    We operate in one business segment. Although we primarily manage our operations on a trip by trip basis, for ease of presentation, we have classified the trips based on the primary mode of transportation. The primary modes of transportation consist of small ships, private jet, and other, including big ships.

    * Small-Ship Adventures. Our small-ship adventures use small ships and riverboats to explore historic and/or remote locations that typically cannot be visited by big cruise ships. Small-ship adventures feature an unregimented and leisurely ambience, single-seat dining and highly personalized service. Our travel directors accompany travelers on the small-ship adventures, seeing to traveler needs as

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      well as ensuring precise execution of scheduled excursions and lectures by our expedition leaders and on-board specialists. In 1999, our small-ship adventures include 55 itineraries and 172 departures and range in price from $1,200 to $17,000.

      Most of the vessels used for our small-ship cruises carry fewer than 160 passengers. We own and operate three small cruise ships, the M/V Nantucket Clipper, the M/V Yorktown Clipper and the M/S Clipper Adventurer. We recently purchased a fourth cruise ship, the Oceanic Odyssey, which we will rename the M/S Clipper Odyssey and which we will begin operating in November 1999. We also charter small ships and vessels, including riverboats used to cruise the waterways of Europe. The following table offers certain information regarding our company-owned cruise ships:

                                   PASSENGER            YEAR
               SHIP                  COUNT    REGISTRY  BUILT      LENGTH      DRAFT           CHARACTERISTICS
               ----                ---------  --------  -----     --------    -------          ---------------
      M/V Nantucket Clipper           100      U.S.     1984      207 feet    8 feet   Certified for coastwise
                                                                                         international service.
      M/V Yorktown Clipper            138      U.S.     1988      257 feet    8 feet   Certified for coastwise
                                                                                         international service.
      M/S Clipper Adventurer          122     Bahamas   1975<F1>  330 feet   16 feet   Certified for international
                                                                                         service with ice strengthened
                                                                                         hull.
      M/S Clipper Odyssey<F2>         120     Bahamas   1989      338 feet   14 feet   Certified for international
                                                                                         service.

      --------------
      <F1> The M/S Clipper Adventurer underwent a complete restoration in 1998.
      <F2> We have chartered the M/S Clipper Odyssey on a bareboat basis (i.e., without crew or provisioning), to its former owner until November 1, 1999.

     Our two U.S. flag vessels, the M/V Nantucket Clipper and the M/V Yorktown Clipper, have a competitive advantage in the United States versus foreign flag vessels in that under U.S. law, U.S. flag ships may embark and disembark passengers in U.S. ports without calling at any foreign ports, while foreign ships may not. In addition, the shallow drafts of our U.S. flag vessels allow us to offer certain cruises along the East coast of the United States that are inaccessible to vessels with drafts of more than eight feet regardless of their flag.

     Our U.S. flag ships travel the historic waterways of North America and the secluded islands, coves and beaches of the Caribbean Islands, Central America and northern South America. From March through November, a traveler can choose from 20 itineraries in North America, ranging from five nights cruising the Sacramento River and Napa wine country to two weeks along the Atlantic seaboard. Other areas visited include Alaska and the Pacific Northwest, the Sea of Cortez, the Great Lakes, Maritime Canada, New England, Chesapeake Bay and the Antebellum South. During the winter months, we offer week-long cruises on the M/V Nantucket Clipper and the M/V Yorktown Clipper through the U.S. and British Virgin Islands and the West Indies. We also offer nine- to 12-day wildlife adventure cruises with destinations to Costa Rica, Panama's Darien Jungle, Venezuela's Orinoco River Delta and Trinidad.

     Our 122-passenger M/S Clipper Adventurer, which began her inaugural season in April 1998 with a series of cruises including the Iberian Peninsula, coastal France and the Norwegian coast, offers the widest range of destinations. The M/S Clipper Adventurer travels around Europe from April to June, Greenland and the Arctic during July and August, the eastern United States in September, South America in October and November and Antarctica during the austral summer. With its ice-strengthened hull, the M/S Clipper Adventurer is one of few passenger vessels that offers in-depth expedition cruises to arctic destinations.

     Commencing in November 1999, we plan to offer additional small-ship adventures on the M/S Clipper Odyssey in the Orient, South Pacific, Australia and New Zealand.

    * Private Jet Adventures. Our private jet adventure programs provide highly specialized, exclusive tours by which travelers board a chartered Lockheed 1011 wide-body (reconfigured to accommodate 88 instead of the standard 362 travelers), a smaller chartered Boeing 737 (reconfigured to accommodate 44 instead of the standard 120 travelers) or a chartered supersonic Concorde jet. These tours permit

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      our travelers to visit multiple sites with convenience and comfort
      "beyond first class." Our private jet programs include: Around the World by Private Concorde, a 24-day program with stops in Hawaii, New Zealand, Australia, China, Hong Kong, Kenya and France which has sold out 24 times since its introduction in 1987; On Safari in Africa by Private Jet and the Legendary Blue Train, a three-week tour of Africa which was introduced in 1997; Around the World by Private Jet, a special golf tour allowing for play at eight of the world's most prestigious golf courses; and From the Biarritz to the Bosporus, an 18-day program which enables travelers to access locations in Europe in time frames that would not be possible via commercially scheduled airlines. In 1999, our private jet adventures include nine itineraries and 15 departures ranging in price from $6,200 to $75,000.

    * Other Travel Programs. Our other travel programs include specialized tours to destinations in Africa, Europe, Asia and the South Pacific. We limit participation per departure, use first-class accommodations and offer tours of longer duration than many other tour companies, permitting our travelers to experience a more in-depth understanding of a visited locale.

      Our On Safari with INTRAV programs in Africa provide up close game-viewing opportunities, convenience and distinctive accommodations. With an emphasis on comfort, travelers visit game reserves and wildlife parks, including Namibia's Etosha National Park, Botswana's Chobe National Park and Moremi Wildlife Reserve, along with more traditional destinations, such as Victoria Falls and Mount Kenya Safari Club. In order to maximize comfort and minimize lengthy minivan rides, participants spend nights at exclusive lodges and tented camps and travel in light aircraft. We have organized group travel to Africa since the 1960s, and use our operational experience to create travel programs that we believe are distinct from those offered by other travel providers. In 1999, we offer four On Safari with INTRAV programs with 39 departures ranging in price from $4,000 to $7,700.

      Our INTRAV Adventure Edition programs include adventures in Asia such as a 17-day Yangtze River program, a 16-day tour of India, Thailand and Nepal or a 16-day adventure combining visits to Bali and Vietnam with a cruise to Java and Singapore. In the South Pacific, participants may take 18-day tours to Auckland, Queenstown, Milford Sound and Christchurch, New Zealand, Melbourne, Cairns and Sydney, Australia and Nandi, Fiji. We also offer in 1999 a new, two-week tour of Australia and New Zealand, including four days aboard a 44-passenger vessel that will explore a portion of the 1,250-mile-long Great Barrier Reef. In 1999, we offer eight INTRAV Adventure Edition programs with 38 departures ranging in price from $5,700 to $10,500.

    Historically, we have offered big-ship cruises. However, we are reducing the number of big-ship cruises we offer in order to concentrate on our travel programs described above which we believe are more profitable as well as more distinctive and attractive to our target customer.

MARKETING AND SALES

    We market our travel programs through affinity groups, travel agents and directly to individual customers. Recently, we established an effort to market our programs to the corporate incentive market. Our affinity group relationships have been developed over our 40 years of operations. Our travel agent network was initially developed through the marketing of our Clipper small-ship cruises. As we seek to increase distribution in these areas, we believe there is substantial opportunity to expand cross-marketing of our programs and to further expand these distinct distribution channels.

    Our sales force operates in the United States and Canada to solicit sponsorship of tours and cruises through affinity groups in the alumni, educational, cultural and professional markets. Our marketing representatives work closely with representatives from affinity groups to design marketing efforts, primarily direct-mail, targeted to the travel interests of their members. The affinity group market provides an efficient means of identifying potential customers that fit our typical customer profile. In turn, we provide affinity groups with organized and efficient means of providing meaningful travel programs to their group members. We have long-standing relationships in the affinity group market and believe that we have established a reputation for providing high-quality travel programs. We continually evaluate the results of our marketing efforts with affinity groups to assess which groups are generating an appropriate level of participation. We intend to continue to focus on marketing to those affinity groups with the highest response rates.


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    Our sales force solicits travel agents in the United States and Canada on a targeted basis, contacting only those agents we believe have clients that fit our customers' demographic profile and are likely to purchase travel programs from us. As a result, we currently use less than 15% of the travel agents in the United States to access the general public. We believe our offerings are attractive to travel agents because the pricing of our travel programs allows the travel agent to generate more commission revenue per program booked than many alternative travel products. In addition, because big-ship cruise prices include a smaller fraction of the traveler's total vacation costs (due to the emphasis by big-ship cruise lines on on-board sales) the "all-inclusive" prices of our small-ship cruises enable agents to receive larger commissions. Also, since the transportation, accommodations and amenities of our travel programs are pre-packaged and meet our high quality standards, the travel agent is not required to expend time coordinating logistics to assure that his or her client will receive a quality experience.

    Recently, we started marketing small-ship cruises and private jet programs to companies seeking to arrange incentive based travel for their employees and others whom the companies wish to reward. We believe the smaller size of our travel programs offers companies the opportunity to fill entire small-ship and private jet programs with their employees and others. This provides a more intimate setting in which companies can customize travel programs as incentive based rewards.

    An important part of our marketing involves direct-mail solicitation. We focus much of our direct-mail solicitation on former travelers to whom we distribute large, inclusive, four-color catalogues and smaller brochures targeted to the travelers' indicated interests. WISDM, our proprietary internal database, helps us to access detailed information concerning more than 200,000 past and potential travelers for our direct-mail solicitation efforts. In addition to former travelers, we also target members of select affinity groups and customers of our travel agent network. Members of our sales force work closely with affinity group administrative staff and travel agents to design direct-mail campaigns based on the particular characteristics of their members or customers. We also purchase and carefully screen third-party vendor lists containing names of individuals with characteristics closely matching those of past travelers for use in our direct-mail solicitation efforts.

    Our proprietary software and software licensed from third parties allow us to avoid duplication of addresses and to standardize addresses according to postal requirements to obtain savings on mailing costs. By bar-coding the mailings and complying with other postal regulations, we believe, based upon surveys we perform, that we have been able to achieve efficiencies on low-cost, third-class bulk mailings. Marketing materials are generally mailed nine to 15 months in advance of a scheduled departure date. For 1998 programs, we increased our efforts to better target our direct-mail solicitations in order to increase response rates while decreasing the cost of direct-mail solicitation. As a result, we mailed 20% fewer brochures and catalogs for our 1998 programs than we mailed for our 1997 programs while achieving increases in gross profit in 1998.

    Our direct-mail, affinity group and travel agent solicitations are supported by our 11-person sales force. The members of our sales force have an average of ten-years' experience with us. Our marketing efforts are also supported by our personal service representatives who are available to answer potential travelers' specific questions about our programs.

COMPETITION

    The travel industry is highly competitive. We believe that the principal competitive factors in our target market are: (a) the reputation of the program provider; (b) the uniqueness of the travel and cruise programs offered; (c) the quality of the travel programs offered; and (d) the customer's ultimate satisfaction. Although our industry is highly fragmented, we have identified four major direct competitors in the affinity group travel market and nine principal competitors in the small-ship cruise market. Our programs and cruises also compete against a wide range of vacation alternatives, including big-ship cruises, destination resorts and other travel programs. Certain competitors have greater financial, marketing and sales resources than we do.

There can be no assurance that our present competitors or competitors that choose to enter the marketplace in the future will not exert significant competitive pressures on us.

EMPLOYEES

    As of February 1, 1999, we employed 327 people. We believe that our relations with our employees are good. None of our employees are covered by collective bargaining agreements.

FACILITIES

    Our headquarters and principal operations are located in St. Louis, Missouri, where we lease approximately 39,000 square feet of office space under leases expiring December 31, 2001. Each lease provides an option to renew, at our discretion, for an additional five-year period. Lease payments in 1998 totaled $680,000. The leases provide for annual rentals of $725,000 in 1999, subject to certain adjustments for taxes, insurance, operating expenses and utilities. We believe that our facilities are adequate for our current needs and that suitable additional space would be available as required.

GOVERNMENT REGULATION

    Our operations are affected by laws and regulations relating to public aircraft charters, principally regulations issued by the U.S. Department of Transportation. Among other requirements, such regulations require us to file and receive approval of a charter prospectus and other materials prior to our selling or offering to sell travel programs which utilize chartered aircraft originating or terminating in the United States. Such regulations also require us to maintain financial protection for traveler advance payments for our chartered aircraft programs originating or terminating in the United States. We have established escrow arrangements to comply with these regulations. Under these escrow arrangements, monies received from travelers are held in escrow accounts until charter payments have been made.

    U.S. law requires that we maintain financial protection for passenger advance payments for our cruises embarking in U.S. ports. We have established escrow arrangements and surety bonds to comply with this law. Under these arrangements, monies received from passengers for cruises are held in escrow accounts or protected by surety bonds until the respective cruises have been completed.

    As our ships operate in the territorial waters of the United States, in the territorial waters of foreign nations and in international waters, we are subject to various federal and state regulations, international conventions and foreign laws which affect the operations of our vessels.

    Our ships, and the ships that we charter, are subject to regulation by the governments of the nations in which they are registered. Of our four ships, two are documented in the United States and two are documented in the Commonwealth of the Bahamas. The International Maritime Organization ("IMO") has adopted regulations governing many aspects of the construction and operation of ships, including the required safety equipment on ships, the safety and training of seafarers and safety management at the operating company of the ships. For example, the IMO has adopted safety standards as part of the International Convention for the Safety of Life at Sea ("SOLAS"). SOLAS imposes enhanced vessel structural requirements designed to improve passenger safety. We are subject to the IMO's regulation because both the United States and the Bahamas recognize such regulations. All four of our ships carry Passenger Ship Safety Certificates issued under the provisions of SOLAS.

    When any of our ships (or ships that we charter) are in another nation's territorial waters, we are also subject to the regulations of such nation. For example, our ships are subject to inspection by foreign regulators to ensure compliance with safety and other regulations. Many of the foreign nations that our ships visit have adopted the IMO regulations.

    The U.S. Coast Guard conducts both scheduled and unannounced inspections to determine compliance with these regulations and has the authority to delay or suspend cruises. The U.S. flag vessels must be drydocked for an external hull inspection every year. The Bahamian flag vessels must be dry docked every two years. The Coast Guard is empowered to change the interval between inspections. In addition, when in U.S. waters, our vessels are subject to compliance with U.S. laws and regulations, including those related to the environment, health and safety. For example, when in U.S. waters the U.S. Centers for Disease Control and Prevention inspects our ships to ensure that there have been no outbreaks of communicable disease and that we have complied with applicable sanitation regulations.

    American Bureau of Shipping, Lloyd's Register and Nippon Kaiji Kyokai are independent organizations that set standards for the safety and construction of ships for insurance and other purposes and classify ships pursuant to those standards. Both the M/V Nantucket Clipper and M/V Yorktown Clipper are classified +A1 Passenger Vessels+AMS by the American Bureau of Shipping. They are certified for coastwise international service by the U.S. Coast Guard. The M/S Clipper Adventurer is classified A-1 ice class for unrestricted passenger service by Lloyd's Register. The M/S Clipper Odyssey is classified for full international voyage by Nippon Kaiji Kyokai.

    We believe we are in material compliance with these laws and regulations and do not believe that future compliance with such laws and regulations will have a material adverse impact on our financial condition or results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company, and their respective ages and positions with the Company, are as follows:

             NAME                  AGE                                   POSITION
             ----                  ---                                   --------

Barney A. Ebsworth                 64          Chairman of the Board
Paul H. Duynhouwer                 64          President, Chief Executive Officer and Director
Wayne L. Smith II                  49          Executive Vice President, Chief Financial Officer and
                                               Director
Richard J. Hefler                  49          Senior Vice President--Marketing and Sales
Michael F. Doiron                  41          Senior Vice President--Finance
John B. Biggs, Jr.                 55          Director
William H.T. Bush                  60          Director
Robert H. Chapman                  53          Director

     Barney A. Ebsworth founded the business known as INTRAV in 1959. Prior to October 1992, INTRAV's operations were conducted as a division of Windsor, Inc. (a diversified real estate, travel and venture capital company founded by Mr. Ebsworth), during which time Mr. Ebsworth served as Windsor's Chairman of the Board and Chief Executive Officer. In October 1992, INTRAV was spun-off from Windsor as a separate entity. After the spin-off, Mr. Ebsworth served as INTRAV's Chairman of the Board and Chief Executive Officer until INTRAV's initial public offering in May 1995, at which time he retired as the Chief Executive Officer. He remains INTRAV's Chairman of the Board.

     Paul H. Duynhouwer has served as President, Chief Executive Officer and a Director of INTRAV since January 1997 and has worked in the travel and cruise ship industries for over 39 years. He has served as President of Clipper Cruise Line since 1989 and retains this position in addition to his responsibilities at INTRAV. Prior to becoming President of Clipper Cruise Line, Mr. Duynhouwer served as Executive Vice President of Special Expeditions from December 1986 until August 1989. He was Senior Vice President of Clipper Cruise Line from June 1982 through November 1986.

     Wayne L. Smith II has served as Executive Vice President, Chief Financial Officer and a Director of INTRAV since September 1997. Mr. Smith served as Chairman, President and Chief Executive Officer of Bekins Distribution Services, Inc. from January 1993 through December 1997 and President of Windsor Real Estate and Windsor Capital from October 1989 through September 1997. Prior to joining Windsor, Mr. Smith was a Vice President of Citicorp from September 1980 through September 1989.

     Richard J. Hefler has served as Senior Vice President Marketing and Sales of INTRAV since December 1997. Prior to December 1997, Mr. Hefler served as INTRAV's Vice President of Marketing since September 1990. Prior to joining INTRAV, Mr. Hefler served as Director for North America of the Victorian Tourist Commission of Australia and earlier as Director of Marketing for the AARP Travel Service Division of Olson-Travelworld.

     Michael F. Doiron has served as Senior Vice President--Finance of INTRAV since July 1998. Mr. Doiron has served as Senior Vice President and Chief Financial Officer of Clipper Cruise Line since January 1997. He was Vice President and Controller of Clipper from February 1990 to January 1997, and was Controller from September 1986 to February 1990. Mr. Doiron joined Clipper in 1984 as Accounting Manager. Prior to joining Clipper, Mr. Doiron was an Audit Senior for Ernst & Young.

     John B. Biggs, Jr. has served as a Director of INTRAV since November 1995. Mr. Biggs was recently appointed Chairman and Chief Executive Officer of Union Bank of Missouri. Prior to February 1999, Mr. Biggs was Senior Vice President--Private Bank, Bank of America (formerly NationsBank, N.A.) since April 1995, Senior Vice President of Brown Group, Inc. from January 1994 through March 1995 and President of Brown Shoe Company, a subsidiary of Brown Group, Inc. from December 1990 through January 1994.

    William H.T. Bush has served as a Director of INTRAV since June 1995. He has been Chairman of the Board of Bush, O'Donnell & Co. since 1986. Mr. Bush also serves as a Director of Mississippi Valley Bancshares, Inc., RightChoice Managed Care, Inc. and DT Industries, Inc.

    Robert H. Chapman has served as a Director of the Company since May 1997. Mr. Chapman has been Chairman and Chief Executive Officer of Barry-Wehmiller Companies, Inc. since 1975. He also serves as a Director of Barry-Wehmiller International and LaBarge, Inc.

    Each director of INTRAV holds office until his successor has been duly elected and qualified. The Company's Board of Directors is divided into three classes, with three-year staggered terms. Messrs. Bush and Smith are Class I directors, Messrs. Duynhouwer and Chapman are Class II directors and Messrs. Ebsworth and Biggs are Class III directors. The terms of the Class I, Class II and Class III directors expire in 1999, 2000 and 2001, respectively.

    Officers of INTRAV are elected by the Board of Directors at each annual meeting of the Board of Directors and serve at its discretion.

COMMITTEES OF THE BOARD

    The Board of Directors has a standing Audit Committee and Compensation Committee.

    The members of the Audit Committee are Messrs. Biggs, Bush and Chapman. The function of the Audit Committee is to: (i) assist in the selection of independent auditors; (ii) direct and supervise investigations into matters relating to audit functions; (iii) review with independent auditors the plans and results of the audit engagement; (iv) review the degree of independence of the auditors; (v) consider the range of audit and non-audit fees; and (vi) review the adequacy of INTRAV's system of internal accounting controls.

    The members of the Compensation Committee are Messrs. Biggs, Chapman and Ebsworth. The function of the Compensation Committee is to review and approve all elements of the total compensation program for the executive officers and certain other officers and employees of INTRAV, including incentive, bonus and stock option plans.

                HOLDINGS OF SELLING SHAREHOLDER AND MANAGEMENT

    The table below sets forth certain information regarding beneficial ownership of the shares of common stock as of February 10, 1999 and adjusted to give effect to the offering by (a) each person known by us to be the beneficial owner of more than 5% of INTRAV's outstanding common stock on that date, (b) each current director of INTRAV, (c) each executive officer and director of INTRAV, (d) the selling shareholder, and (e) all executive officers and directors as a group.

                                        BENEFICIAL OWNERSHIP                            BENEFICIAL OWNERSHIP
                                        PRIOR TO THE OFFERING                            AFTER THE OFFERING
                                    -----------------------------                   -----------------------------
                                       NUMBER                         SHARES TO        NUMBER
               NAME                   OF SHARES      PERCENT<F1>       BE SOLD        OF SHARES      PERCENT<F2>
               ----                 -------------   -------------   -------------   -------------   -------------
Barney A. Ebsworth
  The Revocable Trust of Barney A.
  Ebsworth, dated July 23, 1986,
  as amended<F3>..................    3,825,000        74.79%         2,000,000<F4>   1,825,000<F4>    32.51%

Paul H. Duynhouwer<F5>............      136,000         2.61%                 -         306,000         5.21%

Wayne L. Smith II<F6>.............       20,400          <F*>                 -         100,400         1.76%

Richard J. Hefler<F7>.............       13,000          <F*>                 -          25,000          <F*>

Michael F. Doiron<F8>.............        1,000          <F*>                 -           5,000          <F*>

John B. Biggs, Jr.................        2,000          <F*>                 -           2,000          <F*>

William H.T. Bush.................       19,000          <F*>                 -          19,000          <F*>

Robert H. Chapman.................          600          <F*>                 -             600          <F*>

All executive officers and
  directors as a group
  (8 persons).....................    4,017,000        76.69%         2,000,000       2,283,000        38.02%

-------

<F*>  Less than one percent.
<F1> The percentage calculations of beneficial ownership prior to the offering are based upon 5,114,200 shares of common stock outstanding at February
     10, 1999 plus, with respect to the Revocable Trust of Barney A. Ebsworth and Messrs. Duynhouwer, Smith, Hefler and Doiron, the number of shares subject to options exercisable by each shareholder within 60 days of the date of this Prospectus.
<F2> The percentage calculations of beneficial ownership after the offering are based upon 5,614,200 shares of common stock (including 5,114,200 shares outstanding at February 10, 1999 and 500,000 shares to be sold by the Company in the offering) plus, with respect to the Revocable Trust of Barney A. Ebsworth and Messrs. Duynhouwer, Smith, Hefler and Doiron, the number of shares subject to options exercisable by each shareholder within 60 days of the date of this Prospectus. The percentage calculations do not include up to 75,000 shares which may be sold by the Company if the over-allotment option is exercised by the underwriters.
<F3> Mr. Ebsworth is the sole trustee of the Revocable Trust of Barney A.
     Ebsworth and has sole voting and investment power with respect to the shares shown. The address of the Revocable Trust of Barney A. Ebsworth is 7711 Bonhomme Avenue, St. Louis, Missouri 63105-1961.
<F4> Does not include up to 300,000 shares which may be sold by the Revocable
     Trust of Barney A. Ebsworth if the over-allotment option is exercised by the underwriters.
<F5> Includes 90,000 shares subject to presently exercisable stock options plus an additional 170,000 shares subject to options that will become exercisable upon consummation of the offering.
<F6> Includes 20,000 shares subject to presently exercisable stock options plus an additional 80,000 shares subject to options that will become exercisable upon consummation of the offering.
<F7> Includes 13,000 shares subject to presently exercisable stock options plus an additional 12,000 shares subject to options that will become exercisable upon consummation of the offering.
<F8> Includes 1,000 shares subject to presently exercisable stock options plus an additional 4,000 shares subject to options that will become exercisable upon consummation of the offering.

                         DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of (i) 20,000,000 shares of common stock, par value $0.01 per share, and (ii) 5,000,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"). Upon the consummation of the offering, 5,614,200 shares of common stock (5,689,200 shares if the over-allotment option is exercised in full) and no shares of Preferred Stock will be outstanding.

COMMON STOCK

    The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders, including the election of directors. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of any preferential dividends with respect to any Preferred Stock that from time to time may be outstanding. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the holders of each class of stock, if any, having preference over the common stock. The holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemptive or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable, and all of the shares of common stock offered hereby, when issued, will be fully paid and nonassessable.

    In order to assure continued compliance after the offering with the federal Merchants Marine Act of 1936, as amended, and applicable regulations thereunder and the federal Shipping Act of 1916, as amended, and applicable regulations thereunder, the Company will solicit proxies to amend its Restated Articles of Incorporation and Bylaws to add provisions designed to prevent persons who are not citizens of the United States, as defined therein, from holding in the aggregate more than 24.9% of the outstanding shares of common stock. If the amendments are adopted, any transfer which would cause one or more non-U.S. citizens to beneficially own more than the permitted percentage shall be ineffective as against the Company, shall not be registered by the transfer agent, and the transferee will not be recognized as a shareholder for any purpose, including the right to vote or to receive dividends. The Company also will have the right to redeem such shares at fair market value, as defined in the Restated Articles and Bylaws, in cash or in other securities. The Company will have the right to require holders of its common stock to confirm their citizenship from time to time for purposes of ascertaining compliance with these provisions.

PREFERRED STOCK

    The Board of Directors, without further action by the shareholders, is authorized to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix and determine as to any series any and all of the relative rights and preferences of shares in such series, including, without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, voting rights, dividend rights conversion and exchange privileges and preferences on liquidation.

CERTAIN ANTI-TAKEOVER MATTERS

    The Company's Restated Articles provide that the Board of Directors shall be divided into three classes, with classes to be as nearly equal in number as possible, and that one class shall be elected each year and serve for a three-year term. The Bylaws provide that the number of directors shall be fixed, from time to time, by resolutions adopted by the Board of Directors but shall not be less than three nor more than nine persons. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors.

    The Restated Articles do not permit cumulative voting in the election of directors. Accordingly, the holders of a majority of the then outstanding voting power can elect all of the directors of the class then being elected at that meeting of shareholders.

    Missouri law provides that, unless a corporation's articles of incorporation or bylaws provide otherwise, all vacancies on a corporation's board of directors, including any vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors even if that number is less than a quorum. The Company's Bylaws provide that vacancies may be filled only by a majority of the remaining directors.

    If the Company's Restated Articles and Bylaws are amended to restrict stock ownership by non-U.S. citizens, it will be effectively impossible for a non-U.S. citizen to takeover the Company.

    Upon the consummation of the offering, there will be 5,000,000 authorized and unissued shares of Preferred Stock. The ability of the Board of Directors to fix the terms, rights and preferences of one or more series of Preferred Stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. Also, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in the Company's best interests, the Board of Directors could cause shares of Preferred Stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group or create a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors. In this regard, the Company's Restated Articles grant the Board of Directors broad power to establish the rights and preferences of authorized and unissued Preferred Stock. The issuance of shares of Preferred Stock pursuant to the Board of Director's authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of the Company. The Board of Directors does not currently intend to seek shareholder approval prior to any issuance of Preferred Stock, unless otherwise required by law.

    The Company is subject to the control share acquisition and the business combination sections of The General and Business Corporation Law of Missouri, which generally make it more difficult without the approval of the Board of Directors for there to be a change in control of the Company or for the Company to enter into certain business combinations than if the Company were not subject to such sections.

    Under the Company's Bylaws, shareholders are not permitted to call special meetings of shareholders or to require the Board or any officer of the Company to call a special meeting of shareholders. A special meeting of shareholders may be called only on the direction of the Chairman of the Board or a majority of the members of the Board of Directors. As required by Missouri law and the Bylaws, any action by written consent of shareholders in lieu of a meeting must be unanimous.

    These provisions are designed in part to make it more difficult and time-consuming to obtain majority control of the Board of Directors of INTRAV or otherwise bring a matter before shareholders without the Board's consent, and thus reduce the vulnerability of the Company to an unsolicited takeover proposal. These provisions are designed to enable the Company to develop its business in a manner which will foster its long-term growth, with the threat of a takeover not deemed by the Board to be in the best interests of the Company and its shareholders and the potential disruption entailed by such a threat reduced to the extent practicable. On the other hand, these provisions may have an adverse effect on the ability of shareholders to influence the governance of the Company and the possibility of shareholders receiving a premium above market price for their securities from a potential acquirer who is not approved by management.

TRANSFER AGENT

    The Transfer Agent for the common stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

    After this offering, we will have 5,614,200 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option or options outstanding under our stock option plans) and freely tradable without restriction or limitation under the Securities Act of 1933, except for shares purchased or beneficially owned by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act of 1933 (which sales would be subject to certain limitations and restrictions described below). Of these shares, 1,893,000 shares of common stock may be sold in the public market, subject to the volume and other limitations of Rule 144 promulgated under the Securities Act of 1933. The selling shareholder (who will hold 1,825,000 shares after the offering), has agreed not to sell or otherwise dispose of any of its shares for a period of one year after the date of this Prospectus, without the prior written consent of A.G. Edwards & Sons, Inc. Our directors and executive officers and INTRAV have agreed not to sell or otherwise dispose of any shares for a period of 180 days after the date of this Prospectus, without the prior written consent of A.G. Edwards & Sons, Inc. The restriction on us is subject to exceptions for the issuance of shares pursuant to our existing stock plans and as payment for acquisitions.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in "brokers' transactions" or to market makers, within any three-month period a number of shares that does not exceed the greater of (i) 1.0% of the number of shares of common stock then outstanding (approximately 56,142 shares immediately after this offering) or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are subject to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144.

    We have filed registration statements on Form S-8 registering an aggregate of 750,000 shares of common stock subject to outstanding stock options and common stock issuable pursuant to our stock option plans and employee stock purchase plan. If not otherwise subject to a lock-up agreement, shares purchased pursuant to these plans generally would be available for resale in the public market. After this offering we will have outstanding options to purchase an aggregate of 522,000 shares of common stock, of which options to purchase 464,000 shares will be exercisable within 60 days of the closing of this offering.

                                 UNDERWRITING

    The underwriters named below, acting through their representatives, A.G. Edwards & Sons, Inc. and Stifel, Nicolaus & Company, Incorporated, have severally agreed, subject to the terms and conditions of the underwriting agreement between the underwriters and INTRAV and the selling shareholder, to purchase from INTRAV and the selling shareholder the respective number of shares of common stock set forth opposite their name below:

                                                               NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                ---------------
A.G. Edwards & Sons, Inc..................................

Stifel, Nicolaus & Company, Incorporated..................

                                                              -----------
    Total.................................................      2,500,000
                                                              ===========

    The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all such shares of the common stock if any of such shares are purchased. The underwriters are obligated to take and pay for all of the shares of common stock offered by this Prospectus (other than those covered by the over-allotment option described below) if any are taken.

    The representatives of the underwriters have advised INTRAV and the selling shareholder that the underwriters propose initially to offer such shares of common stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession
not in excess of $       per share. The underwriters may allow, and such
dealers may re-allow, a concession not in excess of $       per share to
certain other dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may be changed by the underwriters.

    INTRAV and the selling shareholder have granted to the underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate 375,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of shares of common stock that the underwriters have agreed to purchase. To the extent that the underwriters exercise such option, each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares in such table, and INTRAV and the selling shareholder will be obligated, pursuant to the option, to sell such shares to the underwriters.

    The price of the shares of common stock purchased by the underwriters will be the public offering price set forth on the cover page of this Prospectus less the following underwriting discounts, to be provided by INTRAV and the selling shareholder:

                                                                         TOTAL WITHOUT          TOTAL WITH
                                                         PER SHARE       OVER-ALLOTMENT       OVER-ALLOTMENT
                                                       -------------   ------------------   ------------------
By INTRAV............................................    $                $                    $
By selling shareholder...............................    $                $                    $

    INTRAV expects to incur expenses of approximately $350,000 in connection with this offering.

    INTRAV and its directors and officers (other than the selling shareholder) have agreed, for a period of 180 days after the date of this Prospectus, not to issue, sell, offer to sell, transfer, grant any third party the right to purchase or otherwise dispose of any shares of common stock or any securities convertible into common stock without the prior written consent of A.G. Edwards & Sons, Inc. This 180-day period is known as the lock-up period. INTRAV's agreement does not include shares of common stock or other securities issued pursuant to employee stock option plans, employee stock purchase plans, or common stock or other securities issued pursuant to options or other securities outstanding on the date of this Prospectus. However, INTRAV has agreed that employee stock options issued during the lock-up period may not be exercised prior to the expiration of the lock-up period. Any shares of common stock subject to the lock-up period shall bear a restrictive legend restricting the transfer of such shares during the lock-up period. The underwriters may, without notice and in their sole discretion, allow INTRAV and the directors and officers to dispose of common stock or other securities prior to the expiration of such one year period. There are, however, no agreements between the underwriters and INTRAV and the directors and officers that would allow them to do so.

    In addition, the selling shareholder has agreed that it will not sell, offer to sell, transfer, grant any third party the right to purchase or otherwise dispose of any shares of common stock or other securities convertible into common stock for a period of one year after the date of this Prospectus, without the prior written consent of A.G. Edwards & Sons, Inc. The underwriters may, without notice and in their sole discretion, allow the selling shareholder to dispose of common stock or other securities prior to the expiration of such one year period. There are, however, no agreements between the underwriters and the selling shareholder that would allow it to do so.

    The underwriters have informed the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    The underwriters have advised INTRAV that in connection with this offering, certain persons participating in this offering may engage in transactions that may have the effect of stabilizing, maintaining or otherwise affecting the market price of the common stock at a level above that which might otherwise prevail in the open market. These transactions may include stabilizing bids, syndicate covering transactions and the imposition of penalty bids. A "stabilizing bid" is a bid for or the purchase of common stock on behalf of the underwriters for the purpose of preventing or retarding a decline in the market price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised INTRAV that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    INTRAV and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

                            VALIDITY OF SECURITIES

    Certain legal matters in connection with the common stock offered hereby are being passed upon for the Company and the selling shareholder by Thompson Coburn, St. Louis, Missouri. Certain legal matters will be passed upon for the underwriters by Bryan Cave LLP, St. Louis, Missouri.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this Prospectus, have been audited by Deloitte & Touche, independent auditors, as stated in their report herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's annual report on Form 10-K for the year ended December 31, 1997, its quarterly reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998 and its current report on Form 8-K filed November 24, 1998, which have been filed by the Company with the Securities and Commission (File No. 0-25990) are incorporated herein by reference.

    Any statement contained in a document incorporated hereby reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Wayne L. Smith II, Executive Vice President and Chief Financial Officer, INTRAV, Inc., 7711 Bonhomme Avenue, St. Louis, Missouri 63105. Telephone requests may be directed to (314) 727-0500.

                      WHERE YOU CAN FIND MORE INFORMATION

    This Prospectus constitutes a part of a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. The Company's reports, proxy statements and other information can be inspected and copied at the following public reference facilities maintained by the Commission: 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Information on the operation of the Public Reference Section may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission, including the registration statement of which this prospectus is a part, including the exhibits and any schedules thereto. The address of that site is http://www.sec.gov.

                         INTRAV, INC. AND SUBSIDIARIES



                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Independent Auditors' Report                                    F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998    F-3

Consolidated Statements of Income for the Years Ended
 December 31, 1996, 1997 and 1998                               F-4

Consolidated Statements of Shareholders' Equity for the
 Years Ended December 31, 1996, 1997 and 1998                   F-5

Consolidated Statements of Cash Flows for the Years Ended
 December 31, 1996, 1997 and 1998                               F-6

Notes to Consolidated Financial Statements                      F-7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
INTRAV, Inc.

We have audited the accompanying consolidated balance sheets of INTRAV, Inc. and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of INTRAV, Inc. and subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                                /s/ Deloitte & Touche LLP

                                                Deloitte & Touche LLP

St. Louis, Missouri
February 9, 1999

                                    INTRAV, INC. AND SUBSIDIARIES

                                     CONSOLIDATED BALANCE SHEETS
                              (Amounts in thousands except share data)

                                                                         DECEMBER 31,
                                                              ----------------------------------
                                                                   1997               1998
                           ASSETS                             ---------------    ---------------
Current assets:
 Cash and cash equivalents                                      $     5,951        $       845
 Restricted cash (Note 3)                                             4,720             10,582
 Restricted marketable securities (Notes 3 and 8)                     4,745              4,025
 Prepaid program costs                                                7,182              8,348
 Other current assets                                                 2,723              2,818
                                                                -----------        -----------
     Total current assets                                            25,321             26,618

Property and equipment - net (Note 4)                                26,198             54,655
Prepaid promotion costs                                               5,155              4,961
Other assets                                                            127                324
                                                                -----------        -----------
     Total                                                      $    56,801        $    86,558
                                                                ===========        ===========

            LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Accounts payable                                               $     3,455        $     5,347
 Accrued expenses                                                     6,553              6,606
 Note payable (Note 4)                                                    -              5,500
 Deferred revenue                                                    26,838             29,836
                                                                -----------        -----------
     Total current liabilities                                       36,846             47,289
                                                                -----------        -----------

Deferred income taxes (Note 6)                                        6,988              7,867
                                                                -----------        -----------

Long-term debt (Note 9)                                               7,450             20,800
                                                                -----------        -----------

Shareholders' equity:
 Preferred stock, $0.01 par value; 5,000,000 shares
  authorized; issued and outstanding - none                               -                  -
 Common stock, $0.01 par value; 20,000,000 shares
  authorized; issued - 5,325,000 shares;
  outstanding - 5,071,850 shares in 1997 and
  5,155,450 shares in 1998                                               53                 53
 Additional paid-in capital                                          22,229             22,694
 Accumulated deficit                                                (14,661)           (10,449)
                                                                -----------        -----------
     Total                                                            7,621             12,298
 Treasury stock - at cost; 253,150 and 169,550 shares of
  common stock in 1997 and 1998                                      (2,104)            (1,696)
                                                                -----------        -----------
     Total shareholders' equity                                       5,517             10,602
                                                                -----------        -----------
     Total                                                      $    56,801        $    86,558
                                                                ===========        ===========

         See accompanying notes to consolidated financial statements.

                                         INTRAV, INC. AND SUBSIDIARIES

                                       CONSOLIDATED STATEMENTS OF INCOME
                                   (Amounts in thousands except share data)

                                                                   YEAR ENDED DECEMBER 31,
                                                   --------------------------------------------------------
                                                         1996                1997                1998
                                                   ----------------    ----------------    ----------------
Revenues                                             $    126,081        $    122,523        $    125,997

Cost of operations                                        101,651              99,007              98,156
                                                     ------------        ------------        ------------

Gross profit                                               24,430              23,516              27,841

Selling, general and administrative                        16,924              15,353              15,587

Depreciation and amortization                               1,849               1,336               1,992
                                                     ------------        ------------        ------------

Operating income                                            5,657               6,827              10,262

Investment income                                           1,643                 978               1,060

Interest expense (including related party
 expenses of $813 in 1996)                                 (1,904)                (85)               (721)
                                                     ------------        ------------        ------------

Income before provision for income taxes and
 extraordinary item                                         5,396               7,720              10,601

Provision for income taxes (Note 6)                         1,887               2,780               3,817
                                                     ------------        ------------        ------------

Income before extraordinary item                            3,509               4,940               6,784

Extraordinary item - loss related to early
 extinguishment of debt (net of tax benefit of
 $194) (Note 9)                                              (344)                  -                   -
                                                     ------------        ------------        ------------

Net income                                           $      3,165        $      4,940        $      6,784
                                                     ============        ============        ============

Basic earnings per share of common stock
 (Note 11):
 Income before extraordinary item                    $       0.68        $       0.97        $       1.32
 Extraordinary item                                         (0.07)                  -                   -
                                                     ------------        ------------        ------------

 Net income                                          $       0.61        $       0.97        $       1.32
                                                     ============        ============        ============

 Weighted average number of common shares
  outstanding                                           5,195,000           5,100,186           5,134,642
                                                     ============        ============        ============

Diluted earnings per share of common stock
 (Note 11):
 Income before extraordinary item                    $       0.68        $       0.96        $       1.29
 Extraordinary item                                         (0.07)                  -                   -
                                                     ------------        ------------        ------------

 Net income                                          $       0.61        $       0.96        $       1.29
                                                     ============        ============        ============

 Weighted average number of common shares
  outstanding                                           5,195,000           5,127,250           5,252,482
                                                     ============        ============        ============

         See accompanying notes to consolidated financial statements.

                                                INTRAV, INC. AND SUBSIDIARIES

                                       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                           (Amounts in thousands except share data)

                                      COMMON STOCK
                              -----------------------------
                                 NUMBER OF                      ADDITIONAL                                            TOTAL
                                   SHARES                        PAID-IN         ACCUMULATED        TREASURY      SHAREHOLDERS'
                                   ISSUED          AMOUNT        CAPITAL           DEFICIT           STOCK            EQUITY
                              ----------------   ----------   --------------   ---------------   --------------   --------------
BALANCES AT JANUARY 1, 1996        5,325,000      $    53      $    12,016      $     (7,099)     $         -      $     4,970

 Contributed capital
  (Note 1)                                                          10,249                                              10,249
 Acquisition of Clipper
  Cruise Line (Note 1)                                                                (9,939)                           (9,939)
 Net income                                                                            3,165                             3,165
 Dividends paid to Intrav,
  Inc. shareholders                                                                   (2,596)                           (2,596)
 Dividends paid to Windsor,
  Inc.                                                                                  (586)                             (586)
 Other                                                                 (78)                                                (78)
 Purchase of 173,400 shares
  of common stock for
  treasury                                                                                             (1,404)          (1,404)
                               -------------      -------      -----------      ------------      -----------      -----------
BALANCES AT DECEMBER 31, 1996      5,325,000           53           22,187           (17,055)          (1,404)           3,781

 Net income                                                                            4,940                             4,940
 Cash dividends paid to
  shareholders                                                                        (2,546)                           (2,546)
 Purchase of 96,750 shares of
  common stock for treasury                                                                              (838)            (838)
 Issuance of 17,000 shares of
  treasury stock related to
  exercise of stock options                                             42                                138              180
                               -------------      -------      -----------      ------------      -----------      -----------
BALANCES AT DECEMBER 31, 1997      5,325,000           53           22,229           (14,661)          (2,104)           5,517

 Net income                                                                            6,784                             6,784
 Cash dividends paid to
  shareholders                                                                        (2,572)                           (2,572)
 Purchase of 29,400 shares of
  common stock for treasury                                                                              (487)            (487)
 Issuance of 113,000 shares
  of treasury stock related
  to exercise of stock
  options                                                              465                                895            1,360
                               -------------      -------      -----------      ------------      -----------      -----------
BALANCES AT DECEMBER 31, 1998      5,325,000      $    53      $    22,694      $    (10,449)     $    (1,696)     $    10,602
                               =============      =======      ===========      ============      ===========      ===========

         See accompanying notes to consolidated financial statements.

                                       INTRAV, INC. AND SUBSIDIARIES

                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          (Amounts in thousands)

                                                                   YEAR ENDED DECEMBER 31,
                                                   --------------------------------------------------------
                                                         1996                1997                1998
                                                   ----------------    ----------------    ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                         $      3,165        $      4,940        $      6,784
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                           1,849               1,336               1,992
    Deferred income taxes                                    (415)             (1,195)              1,366
    Changes in assets and liabilities which
     provided (used) cash:
      Restricted cash                                         366              (2,803)             (5,862)
      Prepaid expenses and other assets                    (1,864)              6,160              (1,346)
      Other current assets                                    209                 269                (368)
      Accounts payable and accrued expenses                 1,378               1,186               1,945
      Deferred revenue                                     (2,880)             (2,258)              2,998
                                                     ------------        ------------        ------------
      Net cash provided by operating activities             1,808               7,635               7,509
                                                     ------------        ------------        ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                      (1,120)             (9,965)            (25,015)
  Proceeds from sales of marketable securities             28,200               5,781               7,631
  Purchases of marketable securities                      (17,093)             (4,990)             (6,882)
                                                     ------------        ------------        ------------
      Net cash provided by (used in) investing
       activities                                           9,987              (9,174)            (24,266)
                                                     ------------        ------------        ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds (payments) of long-term debt                (8,019)              4,450              13,350
  Purchase of common stock for treasury                    (1,404)               (838)               (487)
  Proceeds from sale of treasury stock                                            180               1,360
  Dividends paid                                           (3,182)             (2,546)             (2,572)
  Payment to Windsor, Inc. for acquisition of
   Clipper                                                 (9,726)                  -                   -
  Net cash received from (paid to) Windsor, Inc.            5,029                (426)                  -
                                                     ------------        ------------        ------------
      Net cash (used in) provided by financing
       activities                                         (17,302)                820              11,651
                                                     ------------        ------------        ------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                  (5,508)               (719)             (5,106)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR               12,178               6,670               5,951
                                                     ------------        ------------        ------------

CASH AND CASH EQUIVALENTS, END OF YEAR               $      6,670        $      5,951        $        845
                                                     ============        ============        ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for taxes                                $      1,582        $      4,350        $      3,215
  Cash paid for interest                                    1,847                 298                 901
  Noncash contribution of capital                          10,249                   -                   -

         See accompanying notes to consolidated financial statements.

                         INTRAV, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1996, 1997 AND 1998
                   (Amounts in thousands except share data)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

   Intrav, Inc. (the "Company") designs, markets and operates deluxe, escorted, worldwide travel programs and cruises. The Company provides a diverse offering of programs primarily to affluent, well-educated, mature individuals in the United States who desire substantive travel experiences. Its small cruise ship programs allow its travelers to visit secluded places of natural beauty and cultural interest aboard four Company owned and operated ships and others that it charters. The Company also offers programs that use privately chartered jet aircraft which allow its travelers to visit locations not as conveniently or comfortably served by commercial airlines.

   In December 1996, the Company acquired Clipper Cruise Line, Inc. ("Clipper") which offered cruise programs in the United States, Central America and the Caribbean Islands on its two small cruise ships, the M/V Nantucket Clipper and the M/V Yorktown Clipper. The acquisition of Clipper provided the Company with additional products and expertise in the small-ship cruise market and expanded its distribution capabilities through Clipper's travel agent network. Since the Clipper acquisition, the Company has expanded its small-ship programs through the acquisition of two additional small cruise ships, the M/S Clipper Adventurer, which began operations in April 1998, and the M/S Clipper Odyssey, which it will begin operating in November 1999.

   The acquisition of Clipper in 1996 included a Stock Purchase Agreement with an initial payment of approximately $9,900 and the assumption of indebtedness of $5,500 owed by Clipper to Windsor, with an additional $213 paid to Windsor during 1997. Additional consideration of up to $3,000 may be paid to the extent the cumulative net cruise revenues (as defined), of Clipper exceed $70,000 in the period January 1, 1997 through December 31, 2000. Net cruise revenues, (as defined), were $54,491 through December 31, 1998. Due to the common ownership and control of Mr. Ebsworth over both INTRAV and Clipper, the acquisition has been accounted for in a manner similar to the pooling-of-interests method and, accordingly, all financial data has been restated to include the accounts and results of operations of Clipper for all periods prior to the acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   PRINCIPLES OF CONSOLIDATION - The consolidated financial statements of the Company include the accounts of INTRAV and its wholly-owned subsidiaries Clipper, Republic Cruise Line, Inc. ("RCL"), Liberty Cruise Line, Inc. ("LCL"), Clipper Adventurer, Ltd. ("CAL"), and Clipper Odyssey, Ltd. ("COL"). All significant intercompany accounts and transactions have been eliminated.

   REVENUE RECOGNITION - Revenues are recognized as services are provided, generally upon completion of a tour; however, revenues for certain significant or long duration tours are recognized on a proportionate basis based on number of days traveled. Deferred revenue consists of amounts received for tours which have not yet been completed.

   PROMOTION AND PROGRAM COSTS - The Company expenses promotion costs as incurred, except for direct-response advertising. Direct-response advertising and program costs are deferred until the revenue from the related program is recognized. Promotion expenses were $19,075, $19,767, and $17,501 for 1996, 1997 and 1998, respectively.

   CURRENCY HEDGES - The Company may enter into contracts to buy foreign currencies in the future to protect the U.S. dollar value of certain foreign currency transactions. Except in the infrequent instance of cancellation of non-U.S. currency cost commitments, the Company's practices relating to these

                         INTRAV, INC. AND SUBSIDIARIES
   contracts do not expose the Company to currency risk from exchange rate movements because the gains and losses on them offset losses and gains on the cost commitments being hedged. Gains and losses on currency forward contracts are deferred and recognized in the same period as the hedged transactions (see Note 7).

   CASH EQUIVALENTS - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

   MARKETABLE SECURITIES - The Company's marketable securities, including restricted amounts, have been classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized holding gains and losses, net of taxes, reported as a separate component of shareholders' equity.

   PROPERTY, AMORTIZATION AND DEPRECIATION - Property and equipment is recorded at cost. Amortization and depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the individual assets. Capitalized software costs are amortized over 3 to 8 years, office furniture and equipment is depreciated over 5 to 7 years and leasehold improvements are amortized over the life of the related lease. The cruise ships are depreciated over 25 years prior to 1997, over 30 years beginning in 1997 and cruise ship equipment over 5 to 7 years. Effective January 1, 1997, the Company changed its estimates of the useful lives of the M/V Nantucket Clipper and M/V Yorktown Clipper. As a result of the appraisals of the Clipper ships, which were performed in connection with INTRAV's acquisition of Clipper, the Company determined that 30 years better reflects the estimated periods during which such assets will remain in service. The effect of the change in the estimated useful lives of the ships was to reduce depreciation expense for the year ended December 31, 1997 by approximately $623. Net income for the same period increased, by approximately $400. The increase in net income represented an $.08 increase in both basic and diluted earnings per share of common stock in 1997.

   INCOME TAXES - Deferred income taxes reflect the tax consequences on future years of differences between tax and financial reporting amounts. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities by applying enacted tax rates applicable to future years in which the differences are expected to reverse.

   Prior to the acquisition discussed in Note 1, Clipper's results of operations were included in the consolidated U.S. Corporate income tax return of Windsor. Prior to the acquisition, Clipper's provision for income taxes had been computed as if it filed an annual return on a separate company basis. Clipper is included in the consolidated return of INTRAV for the years ended December 31, 1997 and 1998.

   USE OF MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

   STOCK-BASED COMPENSATION PLANS - Effective January 1, 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. The new standard defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to the new standard, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion

                         INTRAV, INC. AND SUBSIDIARIES

   No. 25 ("APB 25"), Accounting for Stock Issued to Employees, but are required to disclose pro forma net income and, if presented, earnings per share as if the company had applied the new method of accounting. The Company has adopted the disclosure requirements of SFAS 123 in fiscal year 1996 but will continue to recognize and measure compensation for its restricted stock and stock option plans in accordance with the existing provisions of APB 25.

   RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS - During 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income and Statement of Financial Accounting Standards No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information.

   SFAS 130 established standards for reporting and display of comprehensive income in a full set of financial statements. In addition to displaying an amount for net income (loss), the Company is now required to display other comprehensive income (loss), which includes other changes in equity (deficit). SFAS 130 had no effect on the Company's financial statements for the years ending December 31, 1996, 1997 and 1998.

   SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and also established standards for related disclosures about products and services, geographic areas, and major customers. Management has considered the requirements of SFAS 131 and, as discussed in Note 12, believes the Company operates in one business segment.

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is required to adopt this statement effective January 1, 2000. SFAS 133 will require the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair value will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other stockholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be recognized in earnings immediately. The Company is currently evaluating when it will adopt this standard and the impact of the standard on the Company. The impact of SFAS No. 133 will depend on a variety of factors, including the future level of hedging activity, the types of hedging instruments used and the effectiveness of such instruments.

   RECLASSIFICATIONS - Certain reclassifications have been made to 1996 and 1997 to conform to the 1998 presentation.

3. RESTRICTED CASH AND MARKETABLE SECURITIES

   U.S. law requires the Company to maintain financial protection for passenger advance payments for Company-operated cruises and chartered flights embarking from the U.S. The Company has established escrow arrangements to comply with the law. Under the arrangements, monies received from passengers for cruises and chartered flights are held in escrow accounts until the respective cruises have been completed or charter payments have been made. At December 31, 1997 and 1998, cash equivalents and marketable securities amounting to $9,465 and $14,606, respectively, were held in escrow.

   On February 2, 1999, the Company replaced certain cash escrow requirements, related to passenger advance payments for cruises on the Company's U.S. flag ships - M/V Nantucket Clipper and M/V

                         INTRAV, INC. AND SUBSIDIARIES

   Yorktown Clipper, with a surety bond. The Federal Maritime Commission established the current surety bond level at $6,000 in order to satisfy its requirements of evidence of the Company's financial responsibility in lieu of the escrow arrangement. The surety bond required a $1,500 standby letter of credit as collateral.

4. PROPERTY AND EQUIPMENT

   Property and equipment at December 31, 1997 and 1998 consist of the following:

                                                                         1997               1998
                                                                    ---------------    ---------------
        Cruise ships                                                  $    28,356        $    65,603
        Computer hardware and software                                      5,187              6,104
        Office furniture and equipment                                      1,638              1,698
        Cruise ship equipment                                                 469                475
        Leasehold improvements                                                107                121
        Warehouse facilities                                                   48                 51
        Construction in progress                                            7,816
                                                                      -----------        -----------

            Total property and equipment                                   43,621             74,052

        Less accumulated depreciation                                     (17,423)           (19,397)
                                                                      -----------        -----------

            Property and equipment - net                              $    26,198        $    54,655
                                                                      ===========        ===========

   CRUISE SHIPS - On September 4, 1998, the Company entered into a purchase agreement with Spice Islands Cruises Ltd., ("Spice Islands") to purchase the 120-passenger luxury cruise ship Oceanic Odyssey for a purchase price of $16,000. The Company made a cash payment of $10,500 and delivered its one-year promissory note in the amount of $5,500 at the time of closing.

   Following the vessel purchase, the Company chartered the vessel, on a bareboat basis (i.e., without crew or provisioning), to Spice Islands for a period commencing on the closing date of the purchase, November 12, 1998, and ending November 1, 1999. The charter hire fee of $1,700 was received at the time of closing and is being recognized on a straight-line basis over the life of the charter agreement. The charter arrangement will afford the Company lead time to design and market travel programs for the vessel while permitting Spice Islands to fulfill its preexisting cruise obligations.

   In 1997, the Company purchased the cruise ship, M/S Clipper Adventurer, and renovated it during 1997 and 1998 with expenditures of $20,200. The cruise ship was placed in service in early April 1998.

   Capitalized interest relating to the refurbishment of the M/S Clipper Adventurer for the years ended December 31, 1997 and 1998 was $108 and $378, respectively.

                         INTRAV, INC. AND SUBSIDIARIES

5. OPERATING LEASES

   The Company leases various office facilities and equipment under noncancellable operating leases. At December 31, 1998, future minimum payments under these leases with initial or remaining terms of one year or more were:

                                                                 OFFICE
                                                                  SPACE           OTHER           TOTAL
                                                              -------------    -----------    -------------

        1999                                                    $     725        $   199        $     924
        2000                                                          739            138              877
        2001                                                          752             94              846
        2002                                                                          24               24
        2003                                                                          10               10
                                                                ---------        -------        ---------

            Total                                               $   2,216        $   465        $   2,681
                                                                =========        =======        =========

   Windsor Management Corporation, as agent for Windsor Real Estate Inc., an affiliated entity, was the lessor of the office space through July, 1997. Rent paid to the related party was $702 and $457 for 1996 and 1997, respectively. During 1997, the office building was sold to an unrelated third party.

   Rental expense for the years ended December 31, 1996, 1997 and 1998 was $866, $1,061, and $883, respectively.

6. INCOME TAXES

   Provisions for income taxes consist of the following:

                                                                         YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------
                                                                 1996             1997             1998
                                                             -------------    -------------    -------------
        Current:
          Federal                                              $   2,174        $   3,754        $   2,301
          State                                                      128              221              150
        Deferred:
          Federal                                                   (393)          (1,129)           1,283
          State                                                      (22)             (66)              83
                                                               ---------        ---------        ---------

            Total                                              $   1,887        $   2,780        $   3,817
                                                               =========        =========        =========

                         INTRAV, INC. AND SUBSIDIARIES

   Factors causing the effective tax rate to differ from the statutory federal income tax rate were:

                                                                             YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------------
                                                                      1996             1997             1998
                                                                   ----------       ----------       ----------
        Statutory rate                                                 34.0%            34.0%            33.8%
        Nontaxable interest income                                     (0.1)               -                -
        State and local income taxes, net of U.S. federal income
         tax benefit                                                    1.1              2.0              2.2
                                                                     ------           ------           ------

            Effective rate                                             35.0%            36.0%            36.0%
                                                                     ======           ======           ======

   The Company's current and noncurrent deferred taxes included in the balance sheets as of December 31, 1997 and 1998 consisted of the following deferred tax assets and liabilities:

                                                                                 1997
                                                           ------------------------------------------------
                                                             DEFERRED         DEFERRED            NET
                                                               TAX              TAX            LIABILITY
                                                              ASSETS        LIABILITIES         (ASSET)
                                                           ------------    --------------    --------------
        Property and equipment                               $      6        $    5,259        $    5,253
        Promotional costs                                                         1,735             1,735
        Accruals                                                  416               134              (282)
        Deferred compensation                                     434                                (434)
                                                             --------        ----------        ----------

            Total                                            $    856        $    7,128        $    6,272
                                                             ========        ==========        ==========

        Current deferred taxes                               $    850        $      134        $     (716)

        Noncurrent deferred taxes                                   6             6,994             6,988
                                                             --------        ----------        ----------

            Total                                            $    856        $    7,128        $    6,272
                                                             ========        ==========        ==========
                                                                                 1998
                                                           ------------------------------------------------
                                                             DEFERRED         DEFERRED            NET
                                                               TAX              TAX            LIABILITY
                                                              ASSETS        LIABILITIES         (ASSET)
                                                           ------------    --------------    --------------
        Property and equipment                               $      6        $    6,187        $    6,181
        Promotional costs                                                         1,686             1,686
        Accruals                                                  327                98              (229)
                                                             --------        ----------        ----------

            Total                                            $    333        $    7,971        $    7,638
                                                             ========        ==========        ==========

        Current deferred taxes                               $    327        $       98        $     (229)

        Noncurrent deferred taxes                                   6             7,873             7,867
                                                             --------        ----------        ----------

            Total                                            $    333        $    7,971        $    7,638
                                                             ========        ==========        ==========

                         INTRAV, INC. AND SUBSIDIARIES

7. COMMITMENTS AND CONTINGENCIES

   CHARTER AGREEMENTS - As of December 31, 1998, the Company has agreements to charter cruise ships and aircraft for its group travel programs in 1999 and 2000 amounting to $6,828. Commitments generally may be canceled with penalties from 10 percent to 100 percent.

   PROFIT SHARING PLAN - Effective January 1, 1998, all assets of the Clipper profit sharing plan were merged into the INTRAV Plan. In addition, the INTRAV Plan was renamed the INTRAV-Clipper 401(k) Plan. The plan covers substantially all employees. The Company may match a percentage of the employees' before-tax contributions and may also make a non-matching contribution. An employee is not required to make before-tax contributions in order to receive a company non-matching contribution. Company contributions, which are subject to the discretion of the Board of Directors, amounted to approximately $372 in 1996, $242 in 1997, and $210 in 1998.

   STANDBY LETTERS OF CREDIT - As of December 31, 1998, the Company had standby letters of credit in place totaling approximately $545. On January 26, 1999, the Company issued a $1,500 standby letter of credit to collateralize its surety bond obligation required by the Federal Maritime Commission (see Note
   3). The Company expects that none of its standby letters of credit will be drawn on.

   CURRENCY CONTRACTS - The Company has utilized foreign currency forward contracts to hedge against fluctuations in the costs of the currencies used for its international travel programs. At December 31, 1998, the Company had contracts to purchase $3,504 (U.S. equivalents) of non-U.S. currencies for 1999 program operations.

   LITIGATION - The Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. While the results of such litigation cannot be predicted, management believes, based upon advice of legal counsel, that the ultimate outcome of such litigation will not have a material adverse effect on the consolidated financial statements of the Company and its subsidiaries.

8. MARKETABLE SECURITIES

   At December 31, 1997 and 1998, the Company's investments in marketable securities (including restricted amounts) are classified as available-for-sale and include the following:

                                                            FAIR VALUE
                                                 --------------------------------
                                                      1997              1998
                                                 --------------    --------------
        U.S. Treasury and agency securities        $    4,745        $    4,025
                                                   ==========        ==========

   The contractual maturities of debt securities as of December 31, 1998 are as follows:

                                                                        FAIR
                                                                       VALUE
                                                                   --------------
        One to five years                                            $    4,025
                                                                     ==========

                         INTRAV, INC. AND SUBSIDIARIES

    The gross realized and unrealized gains and losses are immaterial. For the purposes of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

 9. LONG-TERM DEBT

    In December 1996, the Company prepaid $10,518 to retire the outstanding principal of both series of United States Government Guaranteed Financing Bonds related to certain cruise ships. As required under the bond agreements, the Company paid an additional $416 prepayment premium for the early retirement of the bonds. Accordingly, the Company recorded an extraordinary loss of $538 ($344 net of taxes) consisting of the prepayment premium and the write-off of deferred financing costs related to the early extinguishment of the debt.

    The Company has a $30,000 revolving credit facility agreement with NationsBank, N.A., which expires on November 1, 2003. The agreement includes provisions for periodic reductions of the available amount to $15,000. In addition, the Company may select among various draw arrangements with varying maturities and interest rates. At December 31, 1998 the interest rates on the borrowings ranged from 6.6% to 6.9%. The Company has pledged its personal property, including the cruise ships, as collateral and must comply with certain financial covenants, under the terms of the agreement. The Company had outstanding borrowings of $7,450 and $20,800 at December 31, 1997 and 1998, respectively.

    On January 18, 1999, the Company amended the revolving credit facility agreement to increase the allowable letter of credit commitment from $1,000 to $2,500.

    As of February 3, 1999, the Company had repaid $7,800 of its borrowings under the revolving credit facility with cash made available by replacing certain escrow requirements with a surety bond (see Note 3). As a result of the repayment, the Company reduced outstanding borrowings to $13,000.

10. INCENTIVE STOCK PLAN

    On April 21, 1995, the Company's shareholders adopted the 1995 Incentive Stock Plan (the "Plan"); whereby, incentive stock options, nonqualifying stock options, restricted stock and stock appreciation rights may be granted to officers, key employees and outside directors to purchase a specified number of shares of common stock at a price not less than the fair market value at the date of grant and for a term not to exceed 10 years. During 1997, the Plan was amended to increase the maximum number of shares available for issuance thereunder to 750,000. Each such option, except for 100,000 stock options granted to a key employee, vests over a five-year period with 20% vesting each year. The aforementioned 100,000 stock options granted to the key employee vested 50% on December 31, 1998 and the remaining 50% on December 31, 1999 subject to continuation of employment. In addition, in 1998, the key employee received a deferred compensation payment of $1,451 related to a previous deferred compensation agreement. Of the 522,000 outstanding options, 464,000 options will vest immediately upon a change of control, as defined.

                         INTRAV, INC. AND SUBSIDIARIES

   Stock option transactions are summarized as follows:

                                                                                                   WEIGHTED
                                                                                                   AVERAGE
                                                               SHARES          PRICE RANGE          PRICE
                                                            -------------   -----------------    ------------
        Outstanding, January 1, 1996                            300,000       $   10.50            $ 10.50
          Granted                                               200,000       $7.66-$8.50          $  8.08
                                                              ---------

        Outstanding, December 31, 1996                          500,000       $7.38-$10.25         $  9.53
          Granted                                               475,000       $7.38-$13.25         $ 10.11
          Canceled                                             (390,000)      $7.66-$10.50         $  9.26
          Exercised                                             (17,000)      $   10.50            $ 10.50
                                                              ---------

        Outstanding, December 31, 1997                          568,000       $7.38-$10.50         $ 10.42
          Granted                                                67,000       $13.00-$14.75        $ 14.51
          Exercised                                            (113,000)      $7.375-$10.50        $  9.39
                                                              ---------

        Outstanding, December 31, 1998                          522,000       $7.375-$14.75        $ 11.17
                                                              =========

        Exercisable at:
          December 31, 1997                                      81,000       $   10.50            $ 10.50
                                                              =========

          December 31, 1998                                      97,000       $10.50-$13.25        $ 12.55
                                                              =========

   The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards consistent with the provisions of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                                        YEAR ENDED DECEMBER 31,
                                                                    --------------------------------
                                                                         1997              1998
                                                                    --------------    --------------
        Net income - as reported                                      $    4,940        $    6,784
                                                                      ==========        ==========

        Net income - pro forma                                        $    4,766        $    6,602
                                                                      ==========        ==========

        Net income per common share - as reported:

          Basic                                                       $     0.97        $     1.32
                                                                      ==========        ==========

          Diluted                                                     $     0.96        $     1.29
                                                                      ==========        ==========

        Net income per common share - pro forma:

          Basic                                                       $     0.93        $     1.29
                                                                      ==========        ==========

          Diluted                                                     $     0.93        $     1.26
                                                                      ==========        ==========

                         INTRAV, INC. AND SUBSIDIARIES

    The pro forma compensation effects of this calculation were not material and therefore have not been disclosed for the year ended December 31, 1996.

    The Company has estimated the fair values of its option grants since 1995 by using the binomial options pricing model with the following assumptions:

                                                                          YEAR ENDED DECEMBER 31,
                                                                    -----------------------------------
                                                                      1996         1997         1998
                                                                    ---------    ---------    ---------
        Expected life (years)                                            10           10           10
        Risk-free interest rate                                        6.50%        5.62%        5.31%
        Volatility                                                    37.50%       28.01%       19.23%
        Dividend yield                                                 4.76%        3.78%        4.48%

11. EARNINGS PER SHARE

    Weighted average shares of common stock and common stock equivalents used in the calculation of basic and diluted earnings per share are summarized as follows:

                                                                         YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------------------
                                                               1996               1997               1998
      ANNUAL DATA                                         ---------------    ---------------    ---------------
        Weighted average number of common shares
         outstanding (Basic EPS)                              5,195,000          5,100,186          5,134,642

        Stock option equivalents                                      -             27,064            117,840
                                                            -----------        -----------        -----------

        Weighted average number of common shares and
         equivalents outstanding (Diluted EPS)                5,195,000          5,127,250          5,252,482
                                                            ===========        ===========        ===========

    Stock option equivalents included in the Diluted EPS calculation were determined using the treasury stock method. Under the treasury stock method and SFAS 128, outstanding stock options are dilutive when the average market price of the Company's common stock exceeds the option price during a period. In addition, proceeds from the assumed exercise of dilutive options along with the related tax benefit are assumed to be used to repurchase common shares at the average market price of such stock during the period.

                         INTRAV, INC. AND SUBSIDIARIES

12. ENTERPRISE WIDE DISCLOSURE


    The Company operates in one business segment. Although the Company primarily manages its operations on a trip by trip basis, for ease of presentation, the Company has classified the trips based on the primary mode of transportation. The primary modes of transportation consist of small ships, private jet, big ships and other.

    The Company considers small ship cruises those programs which primarily use vessels that carry less than 400 passengers. Private jet charters are those programs the focus of which is privately chartered jet aircraft. "Other" represents various programs which do not fall under the aforementioned categories, such as land based programs and other miscellaneous revenues.

    The Company derives substantially all of its revenues from domestic customers.

    The following table presents, for the periods indicated, the Company's revenue by mode of transportation.


                                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------
                                                          1996                1997                1998
                                                    ----------------    ----------------    ----------------
        Small Ships                                   $     54,068        $     55,891        $     71,149
        Private Jet                                         17,396              16,667              20,537
        Big Ships                                           34,822              31,113              22,487
        Other                                               19,795              18,852              11,824
                                                      ------------        ------------        ------------

            Total                                     $    126,081        $    122,523        $    125,997
                                                      ============        ============        ============

                         INTRAV, INC. AND SUBSIDIARIES

13. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The results of operations by quarter for 1997 and 1998 were as follows:

                                                                              QUARTER ENDED
                                               ----------------------------------------------------------------------------
      1997                                       MARCH 31        JUNE 30         SEPT. 30        DEC. 31          TOTAL
                                               ------------    ------------    ------------    ------------    ------------
        Revenues                                 $ 27,174        $ 23,905        $ 36,423        $ 35,021        $122,523
        Cost of operations                         22,023          18,892          29,806          28,286          99,007
                                                 --------        --------        --------        --------        --------

            Gross profit                         $  5,151        $  5,013        $  6,617        $  6,735        $ 23,516
                                                 ========        ========        ========        ========        ========

        Net income                               $    792        $    801        $  1,600        $  1,747        $  4,940
                                                 ========        ========        ========        ========        ========

        Basic net income per share               $   0.15        $   0.16        $   0.32        $   0.34        $   0.97
                                                 ========        ========        ========        ========        ========

        Diluted net income per share             $   0.15        $   0.16        $   0.31        $   0.34        $   0.96
                                                 ========        ========        ========        ========        ========

                                                                              QUARTER ENDED
                                               ----------------------------------------------------------------------------
      1998                                       MARCH 31        JUNE 30         SEPT. 30        DEC. 31          TOTAL
                                               ------------    ------------    ------------    ------------    ------------
        Revenues                                 $ 26,719        $ 22,057        $ 41,269        $ 35,952        $125,997
        Cost of operations                         21,601          16,615          32,805          27,135          98,156
                                                 --------        --------        --------        --------        --------

            Gross profit                         $  5,118        $  5,442        $  8,464        $  8,817        $ 27,841
                                                 ========        ========        ========        ========        ========

        Net income                               $    985        $    943        $  2,475        $  2,381        $  6,784
                                                 ========        ========        ========        ========        ========

        Basic net income per share               $   0.19        $   0.18        $   0.48        $   0.46        $   1.32
                                                 ========        ========        ========        ========        ========

        Diluted net income per share             $   0.19        $   0.18        $   0.47        $   0.45        $   1.29
                                                 ========        ========        ========        ========        ========

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                              -------------------

                               TABLE OF CONTENTS

                                                                   PAGE
                                                                   ----
Prospectus Summary...............................................     2
Risk Factors.....................................................     5
Use of Proceeds..................................................     8
Price Range of Common Stock and Dividends........................     8
Dividend Policy..................................................     9
Capitalization...................................................     9
Selected Consolidated Financial Data.............................    10
Management's Discussion and Analysis of Financial Condition
  and Results of Operations......................................    11
Business.........................................................    18
Management.......................................................    26
Holdings of Selling Shareholder and Management...................    28
Description of Capital Stock.....................................    29
Shares Eligible For Future Sale..................................    31
Underwriting.....................................................    31
Validity of Securities...........................................    33
Experts..........................................................    33
Incorporation of Certain Documents by Reference..................    33
Where You Can Find More Information..............................    34
Index to Consolidated Financial Statements.......................   F-1

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
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                               2,500,000 SHARES






                                 INTRAV [logo]
                        THE DELUXE WORLD TRAVEL COMPANY






                                 COMMON STOCK







                                --------------

                                  PROSPECTUS

                                --------------






                           A.G. EDWARDS & SONS, INC.


                          STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED






                                         , 1999

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

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

    It is expected that the following expenses, all of which will be paid by the Company, will be incurred in connection with the registration and distribution of the securities being offered (all such amounts are estimates except the Securities and Exchange Commission filing fee, NASD filing fee and Nasdaq National Market additional listing fee):

Commission registration fee.................................    $ 15,186
NASD registration fee.......................................       5,963
Nasdaq National Market additional listing fee...............      11,500
Blue Sky fees and expenses..................................       2,500
Accounting fees and expenses................................      40,000
Legal fees and expenses.....................................     120,000
Printing and engraving expenses.............................      90,000
Miscellaneous expenses......................................      64,851
                                                                --------
    Total...................................................    $350,000
                                                                ========

Item 15. Indemnification of Directors and Officers

    Pursuant to Mo. Rev. Stat. Sec. 351.355 a company incorporated under the laws of the State of Missouri may indemnify its directors and officers against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred as a result of civil, criminal, administrative or investigative proceedings threatened or pending against such parties (other than such actions by or in the right of the corporation) if the officer or director acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. With respect to actions by or in the right of the corporation, the corporation may indemnify directors and officers against expenses, including attorneys' fees and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of the action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct, unless and only to the extent that the court in which such action is brought determines the person is entitled to indemnification.

    Section 357.355 allows a corporation to adopt provisions in its articles of incorporation or bylaws or to enter into agreements (which bylaws or agreements have been adopted by the shareholders) which provide for indemnity of the corporation's officers and directors based on a lower standard of conduct, except for knowingly fraudulent conduct, deliberately dishonest conduct or willful misconduct.

    In addition, under Missouri law, the Company may purchase and maintain insurance on behalf of its officers and directors for any liability incurred by such parties in connection with their status as an officer or director of the Company, regardless of whether the Company would have the power under Missouri law to indemnify its officers or directors against such liability.

    Article Ten of the Company's Restated Articles of Incorporation provides that the Company shall indemnify its officers and directors in all actions, whether derivative, nonderivative, criminal, administrative or investigative, if such party's conduct is not finally adjudged to be knowingly fraudulent, deliberately dishonest or willful misconduct. The Company also maintains directors' and officers' liability insurance which protects each director or officer from liability for actions taken in their capacity as directors or officers.

    Section 7 of the Underwriting Agreement also provides for indemnification by the underwriters of the Company's officers and directors for certain liabilities under the Securities Act.

Item 16. Exhibits

    a. Exhibits. See Exhibit Index.

    b. Financial Statement Schedules. All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Item 17. Undertakings

    (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (2) The undersigned registrant hereby undertakes that:

        (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

    In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clayton, State of Missouri, on February 26, 1999.

                                          INTRAV, INC.


                                          By:    /s/  WAYNE L. SMITH II
                                              -----------------------------
                                                    Wayne L. Smith II
                                              Executive Vice President and
                                                 Chief Financial Officer

                               POWER OF ATTORNEY

    Each person whose signature appears below hereby constitutes and appoints Paul H. Duynhouwer and Wayne L. Smith II and any of them (with full power to each of them to act alone) the true and lawful attorneys-in fact and agent of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission (or any other government or regulatory authority), and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                      SIGNATURE                                        TITLE                           DATE
                      ---------                                        -----                           ----
               /s/  PAUL H. DUYNHOUWER                      President, Chief Executive          February 26, 1999
     -------------------------------------------            Officer and Director
                 Paul H. Duynhouwer
             Principal Executive Officer

               /s/  WAYNE L. SMITH II                       Executive Vice President,           February 26, 1999
     -------------------------------------------            Chief Financial Officer and
                  Wayne L. Smith II                         Director
     Principal Financial and Accounting Officer

               /s/  BARNEY A. EBSWORTH                      Chairman of the Board               February 26, 1999
     -------------------------------------------
                 Barney A. Ebsworth

               /s/  JOHN B. BIGGS, JR.                      Director                            February 26, 1999
     -------------------------------------------
                 John B. Biggs, Jr.

               /s/  WILLIAM H.T. BUSH                       Director                            February 26, 1999
     -------------------------------------------
                  William H.T. Bush

               /s/  ROBERT H. CHAPMAN                       Director                            February 26, 1999
     -------------------------------------------
                  Robert H. Chapman

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------

   1.1     Form of Underwriting Agreement.<F*>

   3.1 Restated Articles of Incorporation of the Registrant, filed as Exhibit 3(i) to the Registrant's Registration Statement on Form S-1 (No. 33-90444), is incorporated herein by reference.

   3.2     Amended and Restated Bylaws of the Registrant, filed as
           Exhibit 3(ii) to the Registrant's Registration Statement on
           Form S-1 (No. 33-90444), is incorporated herein by reference.

   5.1 Opinion of Thompson Coburn, as to the validity of the issuance of the common stock.<F*>

  10.1 Agreement for Purchase and Sale of Stock by and among the Registrant, Clipper Cruise Line, Inc., Republic Cruise Line,
           Inc., Liberty Cruise Line, Inc., Clipper Adventure Cruises,
           Inc. and Windsor, Inc., dated November 13, 1996, as amended by that certain First Amendment, dated December 18, 1996, filed as Exhibit 10 to the Registrant's Current Report on Form 8-K dated January 14, 1996, is incorporated herein by reference.

  10.2 Amended and Restated Loan Agreement, dated October 30, 1998, between the Registrant and Nations Bank, N.A.<F*>

  10.3 Amended Incentive Stock Plan, filed as Exhibit 10(iii)(A)(5) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, is incorporated herein by reference.

  10.4.a   Form of Option Agreement for Awards of Options under 1995
           Incentive Stock Plan, filed as Exhibit 10(iii)(A)(6) to
           Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (No. 33-90444), is incorporated herein by reference.

  10.4.b   Second Form of Option Agreement for Awards of Options under
           Amended Incentive Stock Plan.<F*>

  10.5     Deferred Compensation Agreement by and between Clipper
           Cruise Line, Inc. and Paul H. Duynhouwer, dated December 23,
           1996, filed as Exhibit 10(iii)(A)(7) to the Registrant's
           Annual Report on Form 10-K for the year ended December 31,
           1996, is incorporated herein by reference.

  10.6     First Amendment to Deferred Compensation Agreement between
           Clipper Cruise Line and Paul H. Duynhouwer, filed as Exhibit
           10(iii)(A)(8) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, is incorporated herein by reference.

  10.7     Employment Agreement between the Registrant and Wayne L.
           Smith II, filed as Exhibit 10(iii)(A)(9) to the Registrant's
           Annual Report on Form 10-K for the year ended December 31,
           1997, is incorporated herein by reference.

  10.8     Vessel Sale and Purchase Agreement, dated as of September 4,
           1998, between Clipper Odyssey, Ltd. And Spice Islands
           Cruises, Ltd., filed as an exhibit to the Registrant's
           Current Report on Form 8-K, filed November 24, 1998, is incorporated herein by reference.
  23.1     Consent of Thompson Coburn (included in Exhibit 5.1).<F*>

  23.2     Consent of Deloitte & Touche LLP.

  24 Power of Attorney (included in the signature pages to this registration statement).

  27       Financial Data Schedule

---------
<F*> To be filed by amendment.

                                     II-4

